ANNUAL INFORMATION FORM

For the financial year ended December 31, 2015

Dated March 28, 2016

TABLE OF CONTENTS
(continued)

PRELIMINARY INFORMATION

Date of Information

All information in this annual information form ("AIF") is as at December 31, 2015, unless otherwise indicated.

Incorporation by Reference of Documents

The following documents are incorporated by reference into, and form part of, this AIF:

(a)

the consolidated financial statements (the "Annual Financial Statements") of Banro Corporation ("Banro" or the "Company") for the year ended December 31, 2015, together with the auditors’ report thereon dated March 28, 2016; and

(b)	the Company’s management’s discussion and analysis (the "Annual MD&A") for the year ended December 31, 2015.

A copy of these documents can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov. The Company has included these website addresses in this AIF (in this paragraph and at several other places in this AIF) only as inactive textual references and does not intend it to be an active link to these websites. The contents of these websites, and information accessible through them, do not form part of this AIF. Certain other documents, or excerpts therefrom, as set out in item 3.3 of this AIF are also incorporated by reference into, and form part of, this AIF.

Any statement contained in a document incorporated by reference herein is not incorporated by reference to the extent that any such statement is modified or superseded by a statement contained herein. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

Cautionary Statement Regarding Forward-Looking Statements

This AIF and the documents (or excerpts therefrom) incorporated by reference herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of Canadian provincial securities laws (such forward-looking statements and forward-looking information are referred to herein as "forward-looking statements"). Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. All statements, other than statements which are reporting results as well as statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of gold production, revenue, cash flow and costs, estimated project economics, mineral resource and mineral reserve estimates, potential mineralization, potential mineral resources and mineral reserves, projected timing of future gold production and the Company's exploration, development and production plans and objectives with respect to its projects) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual events or results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual events or results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production and economic returns; uncertainties relating to the estimates and assumptions used in the economic studies of the Company's projects; the stage of production at the Company’s Twangiza and Namoya mines; delay in the ramping up of gold production at the Company’s Namoya mine; the Company’s current level of indebtedness; failure to establish estimated mineral resources or mineral reserves; fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the Democratic Republic of the Congo (the "DRC"); lack of infrastructure; implementation of rules adopted by the U.S. Securities and Exchange Commission that may affect mining operations in the DRC; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations or policies affecting the Company's activities; uncertainties relating to the availability and costs of financing in the future; the uncertainties involved in interpreting drilling results and other geological data; the Company's history of losses; the Company's ability to acquire additional commercially mineable mineral rights; risks related to the integration of any new acquisitions into the Company's existing operations; increased competition in the mining industry; and the other risks disclosed in item 3.2 of this AIF ("Risk Factors") below. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

The mineral resource and mineral reserve figures referred to in this AIF are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource and reserve estimates included in this AIF are well established, by their nature, resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company.

Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability sufficient for public disclosure, except in certain limited circumstances. Inferred mineral resources are excluded from estimates forming the basis of a feasibility study.

Statements concerning actual mineral reserve and mineral resource estimates are also deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if (or as) the relevant project or property is developed (or mined). Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no certainty that mineral resources can be upgraded to mineral reserves through continued exploration.

Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates

This AIF, including the documents (or excerpts therefrom) incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Without limiting the foregoing, this AIF, including the documents (or excerpts therefrom) incorporated by reference herein, uses the terms "measured", "indicated" and "inferred" resources. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them. Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the "inferred resources" will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report mineral deposits that do not constitute "reserves" as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this AIF or in the documents (or excerpts therefrom) incorporated by reference, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this AIF have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. One consequence of these differences is that "reserves" calculated in accordance with Canadian standards may not be "reserves" under the SEC standards.

U.S. investors are urged to consider closely all of the disclosure in the Company's Form 40-F Annual Report (File No. 001-32399) and other reports filed pursuant to the United States Securities Exchange Act of 1934, as amended, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Currency

All dollar amounts in this AIF are expressed in United States dollars, except as otherwise indicated. References to "$" or "US$" are to United States dollars and references to "Cdn$" are to Canadian dollars, except as otherwise indicated. For United States dollars to Canadian dollars, based on the Bank of Canada nominal noon rate, the average exchange rate for 2015 and the exchange rate at December 31, 2015 were one United States dollar per $1.2787 and $1.3840 Canadian dollars, respectively. For reporting purposes, the Company prepares its financial statements in United States dollars and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

ITEM 1: CORPORATE STRUCTURE

1.1        Name, Address and Incorporation

The head office and registered office of Banro is located at 1 First Canadian Place, Suite 7070, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada. The Company was incorporated under the Canada Business Corporations Act (the "CBCA") on May 3, 1994 by articles of incorporation. Pursuant to articles of amendment effective May 7, 1996, the name of the Company was changed from Banro International Capital Inc. to Banro Resource Corporation and the authorized share capital of the Company was increased by creating an unlimited number of a new class of shares designated as preference shares, issuable in series. The Company was continued under the Ontario Business Corporations Act by articles of continuance effective on October 24, 1996. By articles of amendment effective on January 16, 2001, the name of the Company was changed to Banro Corporation and the Company's outstanding common shares were consolidated on a three old for one new basis. The Company was continued under the CBCA by articles of continuance dated April 2, 2004. By articles of amendment dated December 17, 2004, the Company's outstanding common shares were subdivided by changing each one of such shares into two common shares. Pursuant to articles of amendment dated April 23, 2013, (a) a series of preference shares of the Company was created consisting of an unlimited number of shares designated as Series A Preference Shares, and (b) a second series of preference shares of the Company was created consisting of an unlimited number of shares designated as Series B Preference Shares. The said articles of amendment dated April 23, 2013 (a copy of which can be obtained from SEDAR at www.sedar.com) also provided for the rights, privileges, restrictions and conditions attaching to the said Series A Preference Shares and Series B Preference Shares.

1.2        Intercorporate Relationships

The following chart illustrates the relationship between Banro and its material subsidiaries, together with the jurisdiction of incorporation of each such subsidiary and the percentage of voting securities beneficially owned, or controlled or directed, directly or indirectly, by Banro.

_________________________________

Notes to the above chart:

(1)

Banro Group (Barbados) Limited also has outstanding preferred shares which were issued pursuant to the US$30 million private placement financing transaction completed in April 2013. See item 5.1 of this AIF ("Authorized Share Capital") for additional information in respect of this transaction and the said preferred shares.

(2)

Each of Namoya (Barbados) Limited and Twangiza (Barbados) Limited also has outstanding preferred shares which were issued pursuant to the US$40 million private placement financing transaction completed in February 2014 (US$20 million private placement in respect of each such subsidiary). See item 5.5 of this AIF ("Exchangeable Preferred Shares") for additional information in respect of this transaction and the said preferred shares.

ITEM 2: GENERAL DEVELOPMENT OF THE BUSINESS

Banro is a Canadian gold mining company focused on production from the Twangiza gold mine in the DRC, which began commercial production September 1, 2012, and the ramp-up to full production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Namoya mine is located in the DRC approximately 200 kilometres southwest of the Twangiza mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga, each of which has mining licenses. The four projects are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC.

The Company holds a 100% interest in its said four gold properties (Twangiza, Namoya, Lugushwa and Kamituga) through four DRC subsidiaries (which in turn are held by Barbados subsidiaries of the Company; see the chart in item 1.2 of this AIF ("Intercorporate Relationships") above). These properties, totalling approximately 2,612 square kilometres, are covered by a total of 13 exploitation permits (or mining licenses) and cover all the major, historical producing areas of the gold belt. The Company also holds, through an additional DRC subsidiary (Banro Congo Mining S.A.), 14 exploration permits covering an aggregate of 2,638 square kilometres. Ten of the exploration permits are located in the vicinity of the Company's Twangiza property and four are located in the vicinity of the Company's Namoya property.

General Development of the Business

Background

In 1996, the Company acquired, by way of several transactions, 72% of the outstanding shares of the DRC company, Société Zaïroise Minière et Industrielle du Kivu S.A.R.L. ("SOMINKI"). The DRC government held the remaining 28% of SOMINKI's shares as a participating interest. SOMINKI, which held 100% of the Twangiza, Namoya, Lugushwa and Kamituga properties, was an operating, very well-established mining company in the DRC with a long production history. With the acquisition of control of SOMINKI, the Company also acquired SOMINKI's significant library of geological and exploration data that had accumulated since the early 1920s.

In early 1997, the DRC government ratified a new 25 year (subsequently extended to 30 years) mining convention (the "Mining Convention") among itself, SOMINKI and the Company. The Mining Convention provided for the transfer of all of the mineral assets and real property of SOMINKI to a newly created DRC company, Société Aurifère du Kivu et du Maniema S.A.R.L. ("SAKIMA"), and that 93% of SAKIMA's shares were to be held by the Company, with the remaining 7% to be owned by the DRC government as a non-dilutive interest. The Mining Convention also provided for, among other things, confirmation of title in respect of all of the Twangiza, Namoya, Lugushwa and Kamituga properties.

Commencing in August 1997 and ending in April 1998, the Company carried out a phase I exploration program on the Twangiza property which consisted of geological mapping, surveying, data verification, airborne geophysical surveying, diamond drilling and resource modeling.

In July 1998, the DRC government, without prior warning or consultation, issued Presidential decrees which effectively resulted in the expropriation of the Company's properties.

In April 2002, the DRC government formally signed a settlement agreement (the "Settlement Agreement") with the Company. The Settlement Agreement called for, among other things, the Company to hold a 100% interest in the Twangiza, Namoya, Lugushwa and Kamituga properties under a revived Mining Convention. In accordance with the Settlement Agreement, the Company reorganized the said properties by transferring them from SAKIMA to four newly-created, wholly-owned DRC subsidiaries of the Company (which are named Twangiza Mining S.A., Namoya Mining S.A., Lugushwa Mining S.A. and Kamituga Mining S.A.), each of which owns 100% of its respective property.

In late 2003, the Company re-opened its exploration office in the town of Bukavu in eastern DRC.

Recruitment of Management

During 2004, the Company recruited a management team with extensive African and gold industry experience. Included in the people who joined the Company during 2004 were Peter N. Cowley as Chief Executive Officer, President and a director, Simon F.W. Village as Chairman of the Board and a director, Michael B. Skead as Exploration Manager (later promoted to Vice President, Exploration) and Dr. John A. Clarke as a director (Dr. Clarke was appointed Chief Executive Officer and President of the Company in 2013; see below).

Resumption of Exploration

In November 2004, the Company commenced exploration activities at the Namoya property and in January 2005, the Company commenced exploration activities at the Lugushwa property. The Company commenced the second phase of exploration at the Twangiza property in October 2005.

Stock Exchange Listings

On March 28, 2005, the Company's common shares began trading on the American Stock Exchange (which is now called the NYSE MKT LLC) (the "NYSE MKT"). On November 10, 2005, the Company's common shares began trading on the Toronto Stock Exchange (the "TSX") and ceased trading on the TSX Venture Exchange concurrent with the TSX listing. RBC Capital Markets acted as sponsor to Banro in its application for listing on the TSX.

Financings (2004 to 2006)

In March 2004, the Company completed a Cdn$16,000,000 private placement financing.

In July 2005, the Company completed an Cdn$18,375,000 private placement financing. This placement was made to an investment fund managed by Capital Research and Management Company and to institutional accounts managed by affiliates of Capital Group International, Inc.

In October 2005, the Company completed a non-brokered Cdn$13,000,000 private placement financing. The subscribers in respect of this financing were an investment fund managed by Actis Capital LLP and an investment fund co-managed by Actis Capital LLP and Cordiant Capital Inc.

In May 2006, the Company completed an equity financing for total gross proceeds of Cdn$56,012,800. The underwriters who conducted this financing were RBC Capital Markets as lead manager, Raymond James Ltd. and MGI Securities Inc.

Acquisition of Additional Properties

In March 2007, the Company announced that its wholly-owned DRC subsidiary, Banro Congo Mining S.A., had acquired 14 exploration permits covering certain ground located between and contiguous to the Company's Twangiza, Kamituga and Lugushwa properties. The applications for these permits were originally filed with the Mining Cadastral shortly after implementation of the DRC's new Mining Code in June 2003.

2007 Preliminary Assessments of Twangiza and Namoya

In July 2007, the Company announced the results of its preliminary assessments (i.e. "scoping studies") of its Namoya and Twangiza properties.

Hiring of New CEO in 2007

Michael J. Prinsloo was appointed Chief Executive Officer of the Company effective September 17, 2007. Mr. Prinsloo was hired to lead the Company's transition from gold explorer to developer. Prior to joining Banro, Mr. Prinsloo had accumulated some 35 years of experience in the gold mining industry, including acting as Head of South African Operations of Gold Fields Limited from 2002 to 2006. Mr. Prinsloo was also appointed President of the Company in March 2008 following the retirement of Peter N. Cowley as President.

Twangiza Pre-Feasibility Study

In July 2008, the Company announced results of the pre-feasibility study of the Company's Twangiza property.

2008 Financing

In September 2008, the Company completed an equity financing for total gross proceeds of US$21,000,000. This financing was completed through a syndicate of underwriters led by RBC Capital Markets and including CIBC World Markets Inc., UBS Securities Canada Inc. and Raymond James Ltd.

Twangiza Feasibility Study

In January 2009, the Company announced results of the feasibility study of the Company's Twangiza property.

Twangiza Updated Feasibility Study

In June 2009, the Company announced updated results of the feasibility study of the Company's Twangiza property.

2009 Financings

In February 2009, the Company completed a non-brokered equity financing for total gross proceeds of US$14,000,000.

In June 2009, the Company completed an equity financing for total gross proceeds of Cdn$100,001,700. The financing was conducted through a syndicate of underwriters co-led by GMP Securities L.P. and CIBC World Markets Inc.

Title Confirmation and Ratification of Fiscal Arrangement

In February 2009, the Company announced that following discussions it has received official confirmation from the DRC government that all aspects of the Company's Mining Convention and its mining licenses respecting the Twangiza, Namoya, Lugushwa and Kamituga properties are in accordance with Congolese law.

In August 2009, the DRC government ratified the fiscal arrangement between the DRC government and the Company. The Company has agreed to enhance its existing commitment to the DRC and the local communities of South Kivu and the Maniema provinces through:

  An advance payment of US$2 million to the DRC government when the Company completes the equity and debt financing process for construction of the mine at Twangiza, with the funds to be used to support social infrastructure development in the Twangiza and Luhwindja communities and to be credited against future taxes;

  A pledge of US$200,000 to settle legacy issues with SOMINKI and the transfer to the central government of certain real estate assets redundant to the Company's operations;

  4% of net profits, after return of capital, allocated through the central government to the communities of South Kivu and Maniema provinces for the building of infrastructure projects, including roads and bridges, schools and health care facilities; and

  A royalty of 1% on gold revenues.

Purchase of Gold Plant and Commencement of Construction of Gold Mine at Twangiza

The Company completed in September 2009 the purchase of a refurbished gold processing plant capable of achieving an upgraded throughput capacity of 1.3 million tonnes per annum. SENET Engineering was selected as the overall project manager and also to manage the erection and commissioning of the plant. The Company began mobilizing equipment at Twangiza in January 2010 in order to facilitate the commencement of construction activities in February 2010. The resettlement process involving all consultative activities with local community members and the construction of resettlement houses commenced during the fourth quarter of 2009. Work on bridge upgrades and roads to the Twangiza site commenced in February 2010.

2010 Financing

In May 2010, the Company completed an equity financing for total gross proceeds of Cdn$137,555,000. The financing was conducted through a syndicate of underwriters co-led by GMP Securities L.P. and CIBC World Markets Inc.

Management Changes in 2010

In August 2010, the Company announced the restructuring of its executive management group and that it had fully staffed the mine development team responsible for constructing the Twangiza gold mine. The restructuring included the departure of Michael J. Prinsloo as President and Chief Executive Officer of the Company in September 2010. Simon F.W. Village, who was Banro’s Chairman of the Board at the time of Mr. Prinsloo’s departure, succeeded Mr. Prinsloo as President and Chief Executive Officer of the Company. Gary Chapman, who joined Banro in July 2010, took over responsibility for mine development from Mr. Prinsloo.

2011 Preliminary Assessment of Namoya Heap Leach Project

In January 2011, the Company announced the results of a preliminary assessment of a heap leach project at Namoya (the "2011 Namoya Study"). The 2011 Namoya Study, which was prepared with input from a number of independent consultants, followed on from the 2007 preliminary assessment of Namoya (see "Preliminary Assessments of Twangiza and Namoya" above) which assumed a CIL (carbon-in-leach) only processing route for the mineral resources. The 2011 Namoya Study assumed a heap leach only processing route and was undertaken to assess a lower capital cost alternative to the previous CIL option.

2011 Financing

In February 2011, the Company completed an equity financing for total gross proceeds of Cdn$56,875,000. The financing was conducted through a syndicate of investment dealers led by GMP Securities L.P. and included CIBC World Markets Inc., Cormark Securities Inc. and Raymond James Canada Inc.

Twangiza Oxide Project Economic Assessment

In March 2011, the Company announced the results of an economic assessment in respect of the Twangiza oxide project. This economic assessment was prepared with input from a number of independent consultants.

Commencement of Gold Production at Twangiza

In October 2011, the Company announced first gold production at its Twangiza property.

Updated Economic Assessment of Namoya Project

In January 2012, the Company announced the results of an updated economic assessment for the Namoya project (the "2012 Namoya Study"). The Namoya project was planned to have two phases, with Phase 1 involving a CIL/gravity and heap leach process ("gravity heap leach") for the recovery of easily leachable oxide and transitional ores and Phase II involving a milling/carbon-in-leach (CIL) plant to treat the fresh rock and optimize recoveries. The 2012 Namoya Study relates only to the Namoya project Phase 1 production potential.

The 2011 Namoya Study, which utilized the delineated measured, indicated and inferred mineral resources at that time, was based on an agglomerated heap leach model for ore processing. The 2012 Namoya Study was based on a gravity heap leach operation without the need to agglomerate, and uses the updated measured and indicated mineral resources for Namoya announced by the Company in December 2011.

2012 Debt Financing

In March 2012, the Company closed a brokered private placement debt financing for total gross proceeds of US$175 million. The financing was conducted by a syndicate of investment dealers comprising GMP Securities and BMO Capital Markets (as co-lead managers and co-book-runners) and CIBC World Markets Inc., Cormark Securities Inc. and Dundee Securities Ltd. as co-managers.

This debt financing involved an offering by the Company of 175,000 units consisting of US$175,000,000 aggregate principal amount of senior secured notes with an interest rate of 10% and a maturity date of March 1, 2017 and 8,400,000 warrants to purchase an aggregate of 8,400,000 common shares of the Company. Each such unit consisted of US$1,000 principal amount of notes and 48 warrants, with each such warrant entitling the holder to purchase one common share of the Company at a price of US$6.65 for a period of five years from the date of issuance of the warrant.

Commencement of Construction of Banro’s Second Gold Mine

The Company commenced construction of its second gold mine, at Namoya, in 2012.

Commencement of Commercial Production at Twangiza

Effective September 1, 2012, commercial production was declared by the Company at its Twangiza gold mine.

New CEO in 2013

In March 2013, the Company announced that Simon F.W. Village had stepped down from his roles as President and Chief Executive Officer of the Company, and that the board of directors of the Company had appointed Dr. John A. Clarke (who has served on Banro's board of directors since 2004) to the role of interim President and Chief Executive Officer of the Company. In December 2013, the Company announced that Dr. Clarke has been appointed to the permanent role of President and Chief Executive Officer from the interim President and Chief Executive Officer role he had been filling since March 2013.

2013 Financings

In April 2013, the Company closed a short form prospectus offering (the "Offering") of common shares of the Company and series A preference shares of the Company, together with a concurrent private placement (the "Concurrent Offering") of preferred shares of a subsidiary of the Company ("Subco Shares") and associated series B preference shares of the Company ("Series B Shares"). The Offering consisted of 50,218,634 common shares of the Company priced at Cdn$1.35 per share for gross aggregate proceeds of Cdn$67,795,156 and 116,000 series A preference shares of the Company priced at US$25.00 per share for gross aggregate proceeds of US$2,900,000. The Concurrent Offering consisted of 1,200,000 Subco Shares and 1,200,000 associated Series B Shares priced at US$25.00 per Subco Share and Series B Share for gross aggregate proceeds of US$30,000,000. The Offering was conducted by a syndicate of agents. Reference is made to item 5.1 of this AIF ("Authorized Share Capital") for additional information with respect to the said series A preference shares, Subco Shares and Series B Shares.

The Company also secured during 2013 US$53 million in short term loans from several lenders in the DRC.

Commencement of Gold Production at Banro’s Second Mine

In December 2013, the Company announced first gold production at its Namoya project.

2014 Financings

In February 2014 the Company closed a US$40 million financing involving the issue of exchangeable preferred shares to investment funds managed by Gramercy Funds Management LLC by way of a non-brokered private placement. Reference is made to item 5.5 of this AIF ("Exchangeable Preferred Shares") for additional information with respect to the said preferred shares.

In August 2014 Banro closed a liquidity backstop facility to provide for the private placement of securities comprising senior secured notes ("2014 Notes") and warrants ("2014 Warrants") for gross aggregate proceeds of up to US$35 million. This facility, which was subsequently increased to US$37 million and fully drawn down by the Company, was provided by investment funds managed by Gramercy Funds Management LLC. The 2014 Warrants have a three-year term and entitle the holders to purchase a total of 13.3 million common shares of the Company at an exercise price of Cdn$0.236 per share. The 2104 Notes were repaid from the proceeds of the financing closed by the Company in April 2015 (see "2015 Financing" below).

Senior Management Changes

Kevin Jennings joined Banro as Senior Vice President and Chief Financial Officer effective September 1, 2014, at which date Donat Madilo, who had been the Company's Chief Financial Officer, was appointed by Banro to the new role of Senior Vice President, Commercial and DRC Affairs.

2015 Financing

In February 2015 the Company signed definitive agreements for two gold forward sale transactions relating to the Twangiza mine and a gold streaming transaction relating to the Namoya mine. The purchasers under these financing transactions were funded in part by investment funds managed by Gramercy Funds Management LLC. Each of the two forward sale transactions provided for the prepayment by the purchaser of US$20 million for its purchase of 22,248 ounces of gold from the Twangiza mine, with the gold deliverable over three years, at 618 ounces per month (i.e. 1,236 ounces per month for the two Twangiza forward sales). The first US$20 million forward sale closed in February 2015 and the second US$20 million forward sale closed in April 2015. Both of these forward sales were subsequently repaid (and terminated) using proceeds from the financing closed by the Company in February 2016 and referred to below under "2016 Financing".

The streaming transaction, which closed in April 2015, provided for the payment by the purchaser of a deposit in the amount of US$50 million and the delivery to the purchaser over time of 8.33% of the life-of-mine gold production from the Namoya mine (or any other projects located within 20 kilometres from the current Namoya gold mine). The ongoing payments to Namoya upon delivery of the gold are US$150 per ounce.

59% Increase in Twangiza Reserves

In June 2015, Banro announced a 59% increase in the Twangiza proven and probable mineral reserves to 1.64 million ounces of gold (22.38Mt @ 2.28g/t Au) with the inclusion of non-oxide materials in the reserve pit shell which have been proven economically treatable with the existing plant. This expanded the Twangiza mine life utilizing the existing plant to 14 years.

Commencement of Commercial Production at Namoya

Effective January 1, 2016, commercial production was declared by the Company at its Namoya gold mine.

2016 Financing

On December 31, 2015, Banro signed definitive agreements with RFW Banro Investments Limited ("RFWB"), a subsidiary of the Baiyin Stream Partnership I, LP (a mining investment fund managed by Resources FinanceWorks Limited), and investment funds managed by Gramercy Funds Management LLC ("Gramercy") for an equity private placement, a term loan facility and a gold streaming transaction relating to the Twangiza mine, providing total gross proceeds to the Company of US$98.75 million. All three transactions closed in February 2016. The equity placement and gold streaming transaction were transacted solely with RFWB, while the term loan was funded by RFWB and Gramercy. In order to create alignment amongst the parties, RFWB also purchased from Gramercy US$40 million of the outstanding Banro senior secured notes referred to above under "2012 Debt Financing", and US$20 million of the outstanding preferred shares referred to above under "2014 Financings".

The Twangiza streaming transaction provided for the payment by the purchaser of a deposit in the amount of US$67.5 million and the delivery to the purchaser over time of a certain percentage (the "Entitlement Percentage") of the life-of-mine gold production (effective January 1, 2016) from the Twangiza mine, or any other projects located within 20 kilometres from the current Twangiza gold mine, based on the gold price at the time of delivery. The Entitlement Percentage is 11% based on a gold price between US$1,150 and US$1,500 per ounce, 12.5% based on a gold price of less than US$1,150 per ounce, and 9.5% based on a gold price greater than US$1,500 per ounce. When total gold production from the Twangiza mine has reached 1.14 million ounces from the commencement of the stream, the Entitlement Percentages above will be reduced by 50%. The ongoing payments by the purchaser to Twangiza upon delivery of the gold are US$150 per ounce. At any time after the third anniversary of the closing of the transaction, Twangiza may, at its discretion, terminate the stream by paying to the purchaser in cash a buyback price equal to an amount which would result in the purchaser achieving an implied internal rate of return of 17.5% on the cash flows arising from the stream during the period from the closing of the transaction to the date that is 12 months following the date of payment of the buyback price. The use of proceeds from this transaction included defeasement of the remaining three interest payments under the outstanding Banro senior secured notes referred to above under "2012 Debt Financing" (such payments totaling approximately US$26.23 million).

The term loan facility represented a loan of US$22.5 million with an initial maturity date of November 30, 2016, but which may be extended until November 30, 2020 provided certain financial tests are met. The facility bears interest at a rate of 8.5% per annum for the first two years of the term and then at a rate of the 3 month LIBOR rate plus 8.0% for the last two years of the term, with the interest payable quarterly and the principal repayable in full at the end of the term of the facility. The loan may be prepaid at any time without penalty. At any time following the second anniversary of the loan, the lenders may require repayment. Banro has issued to the lenders a total of 10,000,000 common share purchase warrants of Banro (5,000,000 warrants each to RFWB and to Gramercy in proportion to their advance of the term loan), with each such warrant entitling the holder to purchase one common share of Banro at a price of US$0.2275 for a period of three years.

Under the private placement transaction, Banro issued 50,000,000 common shares and 2,500,000 common share purchase warrants to RFWB, for total gross proceeds to the Company of US$8.75 million. These warrants have the same terms as the warrants issued under the term loan transaction as set forth above. RFWB holds approximately 16.6% of the outstanding common shares of Banro following completion of this private placement. For so long as RFWB holds at least 10% of the outstanding common shares of Banro, RFWB has the right to nominate one person for election to the Banro board of directors at the annual shareholders meeting.

ITEM 3: DESCRIPTION OF THE BUSINESS

3.1        General

Banro is a Canadian gold mining company focused on production from the Twangiza gold mine in the DRC, which began commercial production September 1, 2012, and the ramp-up to full production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Namoya mine is located in the DRC approximately 200 kilometres southwest of the Twangiza mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga, each of which has mining licenses. The four projects are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC.

The Company holds a 100% interest in its said four gold properties (Twangiza, Namoya, Lugushwa and Kamituga) through four DRC subsidiaries (which in turn are held by Barbados subsidiaries of the Company; see the chart in item 1.2 of this AIF ("Intercorporate Relationships") above). These properties, totalling approximately 2,612 square kilometres, are covered by a total of 13 exploitation permits (or mining licenses) and cover all the major, historical producing areas of the gold belt. See items 3.3.1, 3.3.2, 3.3.3 and 3.3.4 of this AIF for additional information relating to the said four properties. The Company also holds, through an additional DRC subsidiary (Banro Congo Mining S.A.), 14 exploration permits covering an aggregate of 2,638 square kilometres. Ten of the exploration permits are located in the vicinity of the Company's Twangiza property and four are located in the vicinity of the Company's Namoya property.

The diagram on the next page illustrates the location of the Company's four principal properties and the related exploitation permits.

Under DRC mining law, an exploitation permit entitles the holder thereof to the exclusive right to carry out, within the perimeter over which it is granted and during its term of validity, exploration, development, construction and exploitation works in connection with the mineral substances for which the permit has been granted and associated substances if the holder has obtained an extension of the permit. In addition, an exploitation permit entitles the holder to: (a) enter the exploitation perimeter to conduct mining operations; (b) build the installations and infrastructures required for mining exploitation; (c) use the water and wood within the mining perimeter for the requirements of the mining exploitation, provided that the requirements set forth in the environmental impact study and the environmental management plan of the project are complied with; (d) use, transport and freely sell the holder's products originating from within the exploitation perimeter; (e) proceed with concentration, metallurgical or technical treatment operations, as well as the transformation of the mineral substances extracted from the exploitation perimeter; and (f) proceed to carry out works to extend the mine.

Without an exploitation permit, the holder of an exploration permit may not conduct exploitation work on the perimeter covered by the exploration permit. So long as a perimeter is covered by an exploitation permit, no other application for a mining or quarry right for all or part of the same perimeter can be processed.

An exploration permit entitles the holder thereof to the exclusive right, within the perimeter over which it is granted and for the term of its validity, to carry out mineral exploration work for mineral substances, substances for which the licence is granted and associated substances if an extension of the permit is obtained. However, the holder of an exploration permit cannot commence work on the property without obtaining approval in advance of its mitigation and rehabilitation plan. An exploration permit also entitles its holder to the right to obtain an exploitation permit for all or part of the mineral substances and associated substances, if applicable, to which the exploration permit or any extension thereto applies if the holder discovers a deposit which can be economically exploited.

On February 13, 1997, the Company entered into a mining convention with the Republic of Zaire (now called the Democratic Republic of the Congo) and SOMINKI (the "Mining Convention"). In July 1998, the Company was expropriated of all its properties, rights and titles by Presidential decree. The Company initiated arbitration procedures against the DRC State seeking compensation for this expropriation. A settlement agreement between the DRC State and the Company was signed in April 2002 (the "Settlement Agreement"). The Settlement Agreement effectively revived the expropriated Mining Convention. Under the revived Mining Convention, the Company held a 100% equity interest in its Twangiza, Namoya, Lugushwa and Kamituga properties and was entitled to a ten-year tax holiday from the start of production.

On July 11, 2002, the DRC State enacted a Mining Code (the "Mining Code") to govern all the exploration and exploitation of mineral resources in the DRC. Holders of mining rights who derived their rights from previously existing mining conventions had the option to choose between being governed, either exclusively by the terms and conditions of their own mining convention with the DRC State or by the provisions of the Mining Code. Pursuant to this right of option which is prescribed in Section 340 paragraph 1 of the Mining Code, the Company elected to remain subject to the terms and conditions of its Mining Convention with respect to its 13 exploitation permits it acquired before the enactment of the Mining Code. Nevertheless, the 14 exploration permits (which were acquired by the Company after the implementation of the Mining Code) are exclusively governed by the provisions of the Mining Code and related mining regulations.

Sales of Gold

The Company commenced commercial production at its Twangiza gold mine on September 1, 2012. During the twelve months ended December 31, 2013, the Company recorded revenues from the Twangiza mine of US$111.808 million on sales of 80,497 ounces of gold, during the twelve months ended December 31, 2014, the Company recorded revenues from the Twangiza mine of US$125.436 million on sales of 101,225 ounces of gold, and during the twelve months ended December 31, 2015, the Company recorded revenues from the Twangiza mine of US$156.710 million on sales of 135,391 ounces of gold. Current production from Twangiza is in the form of doré bars which are flown from the Twangiza site to the capital city of Kinshasa, DRC, and then shipped by air to a refinery in South Africa. The Company carries out owner-operated mining at Twangiza. Commercial production at the Company’s second gold mine, Namoya, was declared effective January 1, 2016. There are numerous purchasers of gold, therefore the Company is not dependent upon any one purchaser.

Skill and Knowledge

The Company has built a management team of skilled mining, environmental, financial and administrative personnel. The specialized knowledge and skills required in all areas of mining include engineering, geology, metallurgy, environmental permitting, drilling and exploration program planning. The Twangiza mine was the first new commercial gold mining operation in the DRC in over 50 years. Training and re-training of local staff in all aspects of mining operations is and has been a priority of the Company.

Employees

The following sets out the number of employees which the Company and its subsidiaries had as at December 31, 2015, December 31, 2014 and December 31, 2013:

	Dec. 31,	Dec. 31,	Dec. 31,
Location/Project	2015	2014	2013

Office in Toronto, Canada	13	11	10

Office in Kinshasa, DRC	15	16	17

Twangiza mine	737	726	682

Namoya mine/project	580	670	463

Exploration and office in Bukavu, DRC	142	176	175

Banro Foundation	9	11	11

Totals:	1,496	1,610	1,358

Neither the Company nor any of its subsidiaries employ a significant number of temporary employees. Contractors and local labour hire companies engaged by the Company’s DRC subsidiaries employed a total of 1,647 employees as at December 31, 2015 in respect of the Company’s DRC projects.

Social and Environmental Policies

(a) The Banro Foundation

Since launching its current exploration programs in late 2004, Banro has been working with local communities to promote development. In late 2005, the Company formalized this commitment to community development with the creation of the Banro Foundation. The Banro Foundation is a registered charity in the DRC with a mandate to support education, health and infrastructure improvements, principally in the local communities where Banro operates. The Banro Foundation also provides humanitarian assistance as required. In 2014, the Banro Foundation launched its first agricultural initiative near the Namoya site, with the goal of transferring agricultural skills to local growers, generating employment, opening new markets for locally grown produce and providing a food supply for Banro employees. The Company funds the Banro Foundation and has created a management structure that ensures local participation in decision-making. The Foundation focuses on needs that have been identified by local committees of community leaders and invests in improvements that will benefit communities as a whole. Promotion of opportunities for women is an important guiding principle of the Foundation. To the extent possible, the Foundation employs local labour in all initiatives. Since 2009, the projects completed by the Banro Foundation include the construction of 10 new schools and the rehabilitation of two schools (the 12 schools are educating a current total of over 7,000 students), the building of potable water delivery systems serving over 30,000 people, the construction or re-construction of over 100 kilometres of roads and bridges, four health care facilities, a women’s resource centre, a sustainable agriculture project and two separate distributions of medical equipment from Canada to regional hospitals and clinics in South Kivu province. Additional information with respect to the Banro Foundation, including a list of projects undertaken by the Banro Foundation to date, can be found on the Company's web site at www.banro.com. The Company has included its website address in this AIF only as an inactive textual reference and does not intend it to be an active link to its website. The contents of the website, and information accessible through it, do not form part of this AIF.

(b) Job Creation

Banro is committed to the creation of jobs and economic opportunities for local Congolese. In a short period of time, Banro went from having no presence in the eastern DRC to being one of the largest private employers in the region. As it has grown, the Company has deliberately created opportunities for many local Congolese. As of December 31, 2015, the Company employed 1,364 Congolese directly and an additional 1,614 Congolese indirectly through contractors and local labour hire companies.

(c) Environmental Protection and Workplace Safety

As set out in the Business Conduct Policy adopted by the Company (a copy of this policy can be obtained from the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com; the contents of this website, and the information accessible through it, do not form part of this AIF), the Company believes that effectiveness in environmental standards, along with occupational health and safety, is an essential part of achieving success in the mineral exploration, development and mining business. The Business Conduct Policy states that Banro will therefore work at continuous improvement in these areas and will be guided by the following principles: (a) creating a safe work environment; (b) minimizing the environmental impacts of its activities; (c) building cooperative working relationships with local communities and governments in the Company's areas of operations; (d) reviewing and monitoring environmental and safety performance; and (e) prompt and effective response to any environmental and safety concerns.

Banro adheres to the E3 Environmental Excellence in Exploration guidelines, which were developed by the Prospectors and Developers Association of Canada.

Banro's management has also taken steps to ensure that all employees and suppliers respect and adhere to the laws of the DRC with respect to the protection of threatened and endangered species.

The Company is working to international best practice standards in environmental and social appraisal. SRK Consulting (South Africa) (Pty) Ltd. was contracted to develop an Equator Principles 2-compliant environmental and social impact assessment report and associated environmental and social impact mitigation and management plan in respect of the development of the Twangiza and Namoya mines. This work was completed by SLR Consulting (Africa) (Pty) Ltd.

3.2        Risk Factors

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of Banro and could cause the Company's operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company. These include widespread risks associated with any form of business and specific risks associated with Banro's business and its involvement in the gold exploration, development and mining industry.

An investment in the Company's common shares is considered speculative and involves a high degree of risk due to, among other things, the nature of Banro's business (which is the mining, development and exploration of gold properties), the present stage of its development and the location of Banro's projects in the DRC. In addition to the other information presented in this AIF, a prospective investor should carefully consider the risk factors set out below and the other information that Banro files with Canadian securities regulators and with the SEC in the U.S. before investing in the Company's common shares. The Company has identified the following non-exhaustive list of inherent risks and uncertainties that it considers to be relevant to its operations and business plans. Such risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. As well, while the following sets out the material risk factors which the Company is aware of, there may be additional risks that the Company is unaware of or that are currently believed to be immaterial that may become important factors that affect the Company's business.

The assets and operations of Banro are subject to political, economic and other uncertainties as a result of being located in the DRC.

Banro's projects are located in the DRC. The assets and operations of the Company are therefore subject to various political, economic and other uncertainties, including, among other things, the risks of war and civil unrest, expropriation, nationalization, renegotiation or nullification of existing licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Changes, if any, in mining or investment policies or shifts in political climate in the DRC may adversely affect Banro's operations. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights, could result in loss, reduction or expropriation of entitlements. In addition, in the event of a dispute arising from operations in the DRC, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company's operations. There are also risks associated with the enforceability of the Company's mining convention with the DRC and the government of the DRC could choose to review the Company's titles at any time. Should the Company's rights, its mining convention or its titles not be honoured or become unenforceable for any reason, or if any material term of these agreements is arbitrarily changed by the government of the DRC, the Company's business, financial condition and prospects will be materially adversely affected.

Some or all of the Company's properties are located in regions where political instability and violence is ongoing (for example, in November 2012, the M23 rebel group took over the city of Goma (Banro's operations are located about 200 kilometres southwest of Goma), but subsequently withdrew from Goma under international pressure). Some or all of the Company's properties are inhabited by artisanal miners. These conditions may interfere with work on the Company's properties and present a potential security threat to the Company's employees. There is a risk that operations of the Company may be delayed or interfered with, due to the conditions of political instability, violence and the inhabitation of the properties by artisanal miners. The Company uses its best efforts to maintain good relations with the local communities in order to minimize such risks.

The DRC is a developing nation which recently emerged from a period of civil war and conflict. Physical and institutional infrastructure throughout the DRC is in a debilitated condition. The DRC is in transition from a largely state controlled economy to one based on free market principles, and from a non-democratic political system with a centralized ethnic power base, to one based on more democratic principles. There can be no assurance that these changes will be effected or that the achievement of these objectives will not have material adverse consequences for Banro and its operations. The DRC continues to experience instability in parts of the country due to certain militia and criminal elements. While the government and United Nations forces are working to support the extension of central government authority throughout the country, there can be no assurance that such efforts will be successful.

No assurance can be given that the Company will be able to maintain effective security in connection with its assets or personnel in the DRC where civil war and conflict have disrupted exploration and mining activities in the past and may affect the Company's operations or plans in the future.

HIV/AIDS, malaria and other diseases represent a serious threat to maintaining a skilled workforce in the mining industry in the DRC. HIV/AIDS is a major healthcare challenge faced by the Company's operations in the country. There can be no assurance that the Company will not lose members of its workforce or workforce man-hours or incur increased medical costs, which may have a material adverse effect on the Company's operations.

The DRC has historically experienced relatively high rates of inflation.

No assurances can be given regarding the Company’s future production.

As is typically the case with the mining industry, no assurances can be given that future gold production estimates will be achieved. Estimates of future production for the Company’s mining operations are derived from the Company’s mining plans. These estimates and plans are subject to change. The Company cannot give any assurance that it will achieve its production estimates. The Company’s failure to achieve its production estimates could have a material and adverse effect on the Company’s future cash flows, results of operations, production cost, financial condition and prospects. The plans are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions, hydrologic conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above, and as set out below, including:

  equipment failures;
  shortages of principal supplies needed for operations;
  natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes;
  accidents;
  mining dilution;
  encountering unusual or unexpected geological conditions;
  changes in power costs and potential power shortages;
  strikes and other actions by labour; and
  regulatory restrictions imposed by government agencies.

Such occurrences could, in addition to stopping or delaying gold production, result in damage to mineral properties, injury or death to persons, damage to the Company’s property or the property of others, monetary losses and legal liabilities. These factors may also cause a mineral deposit that has been mined profitably in the past to become unprofitable. Estimates of production from properties not yet in production or from operations that are to be expanded are based on similar factors (including, in some instances, feasibility studies prepared by the Company’s personnel and outside consultants) but it is possible that actual operating costs and economic returns will differ significantly from those currently estimated. It is not unusual in new mining operations or mine expansion to experience unexpected problems during the start-up phase. Delays often can occur in the commencement of production.

The Company may be adversely affected by fluctuations in gold prices.

The future price of gold will significantly affect the development of Banro's projects and results of its mining operations. Gold prices are subject to significant fluctuation and are affected by a number of factors which are beyond Banro's control. Such factors include, but are not limited to, interest rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world. The price of gold has fluctuated widely in recent years, and future price declines could cause development of and commercial production from Banro's mineral interests to be impracticable. If the price of gold decreases, projected cash flow from planned mining operations may not be sufficient to justify ongoing operations and Banro could be forced to discontinue development and sell its projects. Future production from Banro's projects is dependent on gold prices that are adequate to make these projects economic.

Mineral reserve calculations and life-of-mine plans using lower gold prices could result in material write-downs of the Company’s investment in mining properties and increased amortization, reclamation and closure charges.

As fuel costs are a significant component of the Company’s operating costs, changes in the price of diesel could have a significant effect on the Company’s operating costs.

The Company’s substantial indebtedness and other liabilities and obligations could adversely affect the Company’s financial condition.

As shown on the Company’s consolidated statement of financial position as at December 31, 2015, the Company has a significant amount of indebtedness and other liabilities and obligations (collectively, "Obligations"), including the notes (the "2012 Notes") issued by the Company in March 2012 under a US$175 million debt financing (see item 5.2 of this AIF), gold delivery obligations under forward sale and stream transactions, trade payables, DRC bank debt, and preference shares and preferred shares issued by the Company and certain of its subsidiaries, respectively. This could have important adverse consequences, including:

  limiting the Company’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;
  requiring a substantial portion of the Company’s cash flows to be dedicated to service these Obligations instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;
  increasing the Company’s vulnerability to general adverse economic and industry conditions;
  limiting the Company’s flexibility in planning for and reacting to changes in the industry in which it competes;
  placing the Company at a disadvantage compared to other, less leveraged competitors; and
  increasing the cost of borrowing.

The Company may not be able to generate sufficient cash to service all of its Obligations, and may be forced to take other actions to satisfy the requirements under its Obligations, which may not be successful.

The Company’s ability to make scheduled payments on or refinance the Company’s Obligations (including the 2012 Notes which mature on March 1, 2017) depends in part on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. The Company may be unable to maintain a level of cash flows from operating activities sufficient to permit it to pay the principal, premium, if any, and interest or other required payments in respect of its Obligations.

If the Company’s cash flows and capital resources are insufficient to fund its Obligations, the Company could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance the Company’s Obligations. Banro may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow the Company to meet its scheduled Obligations. The indenture under which the 2012 Notes were issued (the "Note Indenture") restricts the Company’s ability to dispose of assets and use the proceeds from those dispositions and may also restrict the Company’s ability to raise debt or equity capital to be used to repay Obligations when they become due. The Company may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any Obligations then due.

In addition, Banro is a holding company, and as such it conducts all operations through subsidiaries. Accordingly, repayment and servicing of Obligations are dependent on the generation of cash flow by subsidiaries and their ability to make cash available to make such payments. Banro’s subsidiaries may not be able to, or may not be permitted to, make distributions to enable such payments to be made. Each subsidiary is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit the ability to obtain cash from subsidiaries. In the event that distributions are not received from subsidiaries, it may not be possible to make required payments in respect of Obligations.

Banro’s inability to generate sufficient cash flows to satisfy its Obligations, or to refinance Obligations on commercially reasonable terms or at all, would materially and adversely affect the Company’s financial position and results of operations and its ability to satisfy its Obligations.

If the Company cannot make scheduled payments or deliveries in respect of its Obligations, the Company will be in default and holders of such Obligations could declare all outstanding amounts to be due and payable, causing a cross-acceleration or cross-default under certain of the Company’s other Obligations, and the Company could be forced into bankruptcy or liquidation.

The Company is subject to certain covenants which restrict the Company’s current and future operations, particularly the Company’s ability to respond to changes or to take certain actions.

Certain financing agreements the Company is a party to, including the Note Indenture, contain a number of restrictive covenants that impose significant operating and financial restrictions on the Company and may limit the Company’s ability to engage in acts that may be in its long-term best interest, including restrictions on the Company’s ability to:

  incur additional indebtedness;
  pay dividends or make other distributions or repurchase or redeem capital stock;
  prepay, redeem or repurchase certain debt;
  make loans and investments;
  sell assets;
  incur liens;
  enter into transactions with affiliates;
  alter the businesses it conducts;
  enter into agreements restricting its subsidiaries’ ability to pay dividends; and
  consolidate, amalgamate, merge or sell all or substantially all of its assets.

A breach of the covenants under such agreements could result in an event of default under the applicable Obligations. Such a default may allow the creditors to accelerate such Obligations and may result in the acceleration of any other Obligation to which a cross-acceleration or cross-default provision applies. In the event the holder of an Obligation accelerates the repayment of such Obligation, Banro may not have sufficient assets to repay that Obligation.

As a result of these restrictions, Banro may be:

  limited in how it conducts its business;
  unable to raise additional debt or equity financing to operate during general economic or business downturns; or
  unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect the Company’s ability to grow in accordance with its strategy.

The Company must rely on expatriates and third-party nationals to operate its mines.

The Company’s Twangiza mine was the first new commercial gold mining operation in the DRC in over 50 years. As a result, the Company is reliant on attracting and retaining expatriate and third-party nationals with mining experience to staff key operations and administration management positions. The Company’s inability to attract and retain personnel with the skills and experience to manage the operation and train and develop staff, due to intense international competition for such individuals, may adversely affect its business and future operations.

The Company will need to continuously add to its mineral reserve base.

Given that mines have limited lives based on proven and probable mineral reserves, the Company must continually replace and expand its reserves at its mines. The life-of-mine estimates included in the Company’s continuous disclosure documents filed on SEDAR and EDGAR are subject to adjustment. The Company’s ability to maintain or increase its annual production of gold will be dependent in significant part on its ability to bring new mines into production and to expand reserves at existing mines.

Relations between the Company and its employees may be impacted by changes in labour relations.

The Company is dependent on its workforce to extract and process minerals, and is therefore sensitive to a labour disruption of the Company's mining activities. The Company endeavours to maintain good relations with its workforce in order to minimize the possibility of strikes, lock-outs and other stoppages at its work sites. Relations between the Company and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, unions, and the relevant governmental authorities.

The Company is subject to risks and delays related to the construction and start-up of new mines and of the expansion of existing mines.

Commercial production at the Company’s second mine, at Namoya, was declared effective January 1, 2016. At the Company’s first mine, at Twangiza, which completed a plant upgrade in 2014, it is planned to expand crushing capacity during 2016. The success of construction projects, plant expansions and the start-up of new mines by the Company is subject to a number of factors including the availability and performance of engineering and construction contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities and the conduct of mining operations, including environmental permits, price escalation on all components of construction and start-up, the underlying characteristics, quality and unpredictability of the exact nature of mineralogy of a deposit and the consequent accurate understanding of dore or concentrate production, the successful completion and operation of ore passes and conveyors to move ore and other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with new mines could delay or prevent the construction and start-up or ramp-up of new mines as planned. There can be no assurance that current or future construction and start-up o r r a m p - u p plans implemented by the Company will be successful.

The SEC has Adopted Rules That May Affect Mining Operations in the DRC

The Company’s business is subject to evolving corporate governance and public disclosure regulations that have increased both the Company’s compliance costs and the risk of noncompliance, which could have an adverse effect on the Company’s share price.

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, the Canadian Securities Administrators, the New York Stock Exchange, the Toronto Stock Exchange, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by the United States Congress, making compliance more difficult and uncertain. For example, on July 21, 2010, the United States Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act, which resulted in the SEC adopting rules that will require the Company to disclose on an annual basis certain payments made by the Company, its subsidiaries or entities controlled by it, to the U.S. government and foreign governments, including sub-national governments. The SEC has also adopted rules under the Dodd Frank Act that require a company filing reports with the SEC to disclose on an annual basis whether certain “conflict minerals” necessary to the functionality or production of a product manufactured by such company originated in the DRC or any adjoining country. The Company currently holds properties located in the DRC. It is possible that the new SEC rules regarding conflict minerals could adversely affect the value of the minerals mined in the DRC, which may impact the value of the Company’s interests in those properties. The Company’s efforts to comply with the Dodd-Frank Act, the rules and regulations promulgated thereunder, and other new rules and regulations have resulted in, and are likely to continue to result in, increased general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

The Company’s activities are subject to various laws and government approvals and no assurance can be given that the Company will be successful in obtaining or maintaining such approvals or that it will successfully comply with all applicable laws.

Banro's mineral exploration, development and mining activities are subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although Banro's exploration, development and mining activities are currently carried out in accordance with applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail development.

Many of Banro's mineral rights and interests are subject to government approvals, licenses and permits. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of the DRC government. No assurance can be given that Banro will be successful in maintaining any or all of the various approvals, licenses and permits in full force and effect without modification or revocation. To the extent such approvals are not maintained, Banro may be delayed, curtailed or prohibited from continuing or proceeding with planned exploration, development or mining of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be delayed or curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in the exploration, development or mining of mineral properties may be required to compensate those suffering loss or damage by reason of the activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws and regulations governing operations or more stringent implementation thereof could have a substantial adverse impact on Banro and cause increases in expenses, capital expenditures or require abandonment or delays in development of mineral interests.

Some of the Company’s properties are in the exploration stage, and there can be no assurance that these activities will result in commercially viable properties.

The Company's Lugushwa and Kamituga properties are still in the exploration stage. The exploration for and development of mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenditures are required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit, once discovered, will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Banro not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by Banro towards the search for and evaluation of mineral deposits will result in discoveries that are commercially viable. In addition, in the case of a commercial ore-body, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced.

Exploration, development and mining involve a high degree of risk.

Mining operations generally involve a high degree of risk. Such operations are subject to all the hazards and risks normally encountered in the exploration for, and development and production of gold and other precious or base metals, including unusual and unexpected geologic formations, seismic activity, rock bursts, fires, cave-ins, flooding and other conditions involved in the drilling and removal of material as well as industrial accidents, labour force disruptions, fall of ground accidents in underground operations, unanticipated increases in gold lock-up and inventory levels at heap-leach operations and force majeure factors, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to person or property, environmental damage, delays, increased production costs, monetary losses and possible legal liability. Milling operations are subject to hazards such as equipment failure or failure of mining pit slopes and retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to the Company or to other companies within the mining industry. The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by insurance policies.

There can be no assurance that an active market for the Company’s securities will be sustained.

The market price of the Company's securities may fluctuate significantly based on a number of factors, some of which are unrelated to the financial performance or prospects of the Company. These factors include macroeconomic developments in North America and globally, market perceptions of the attractiveness of particular industries, short-term changes in commodity prices, other precious metal prices, the attractiveness of alternative investments, currency exchange fluctuation, the political environment in the DRC and the Company's financial condition or results of operations as reflected in its financial statements. Other factors unrelated to the performance of the Company that may have an effect on the price of the securities of the Company include the following: the extent of analytical coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company's securities; lessening in trading volume and general market interest in the Company's securities may affect an investor's ability to trade significant numbers of securities of the Company; the size of the Company's public float may limit the ability of some institutions to invest in the Company's securities; the Company's operating performance and the performance of competitors and other similar companies; the public's reaction to the Company's press releases, other public announcements and the Company's filings with the various securities regulatory authorities; changes in estimates or recommendations by research analysts who track the Company's securities or the shares of other companies in the resource sector; the arrival or departure of key personnel; acquisitions, strategic alliances or joint ventures involving the Company or its competitors; the factors listed in this AIF under the heading "Cautionary Statement Regarding Forward-Looking Statements"; and a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company's securities to be delisted from any exchange on which they are listed at that time, further reducing market liquidity. If there is no active market for the securities of the Company, the liquidity of an investor's investment may be limited and the price of the securities of the Company may decline. If such a market does not develop, investors may lose their entire investment in the Company's securities.

The Company will require a significant amount of funds in order to carry out plans to fully develop all of its projects and there can be no assurance that such funds will be available to the Company.

The Company does not have a long history of commercial mining operations (the Company’s first mine at Twangiza commenced commercial production on September 1, 2012, and the Company’s second mine at Namoya commenced commercial production on January 1, 2016), and there is no assurance that it will operate profitably or provide a return on investment in the future. The Company's ability to continue as a going concern is dependent upon its ability to generate or secure the funds necessary to meet its obligations and repay liabilities arising from normal business operations when they come due.

The Company will require a significant amount of funds in order to carry out plans to fully develop all of its projects. There can be no assurance that such funds will be available to the Company. If additional financing is raised through the issuance of equity or convertible debt securities of the Company, the interests of the Company's shareholders in the net assets of the Company may be diluted. Any failure of the Company to generate the required funding could have a material adverse effect on the Company's financial condition, results of operations, liquidity, and its ability to continue as a going concern, and may require the Company to cancel or postpone planned capital expenditures.

The Company's projects are located in remote areas of the DRC, which lack basic infrastructure.

The Company's projects are located in remote areas of the DRC, which lack basic infrastructure, including sources of power, water, housing, food and transport. In order to develop any of its projects Banro needs to establish the facilities and material necessary to support operations in the remote locations in which they are situated. The remoteness of each project affects the potential viability of mining operations, as Banro also needs to establish substantially greater sources of power, water, physical plant and transport infrastructure than are present in the area. The transportation of equipment and supplies into the DRC and the transportation of resources out of the DRC may also be subject to delays that adversely affect the ability of the Company to proceed with its mineral projects in the country in a timely manner. Shortages of the supply of diesel, mechanical parts and other items required for the Company's operations could have an adverse effect on the Company's business, operating results and financial condition. The lack of availability of such sources may adversely affect mining feasibility and, in any event, requires Banro to arrange significant financing, locate adequate supplies and obtain necessary approvals from national, provincial and regional governments, none of which can be assured. The Company's interests in the DRC are accessed over lands that may also be subject to the interests of third parties which may result in further delays and disputes in the carrying out of the Company's operational activities.

There is uncertainty in the estimation of mineral reserves and mineral resources.

The mineral resource and mineral reserve figures referred to in this AIF and in the Company's filings with the SEC and applicable Canadian securities regulatory authorities, press releases and other public statements that may be made from time to time are estimates. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that this mineralization could be mined or processed profitably.

Mineralization estimates for the Company's properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

The resource and reserve estimates referred to in this AIF have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in the market price for gold may render portions of the Company's mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company's ability to extract this mineralization, could have a material adverse effect on the Company's results of operations or financial condition.

The Company has not established the presence of any proven or probable reserves at any of its properties other than Twangiza and Namoya. There can be no assurance that subsequent testing or future studies will establish proven and probable reserves on such properties. The failure to establish proven and probable reserves on such properties could severely restrict the Company's ability to successfully implement its strategies for long-term growth.

There is uncertainty relating to inferred mineral resources.

There is a risk that the inferred mineral resources referred to in this AIF cannot be converted into mineral reserves as the ability to assess geological continuity is not sufficient to demonstrate economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to resources with sufficient geological continuity to constitute proven and probable mineral reserves as a result of continued exploration.

The Company is exposed to a heightened degree of risk due to the lack of property diversification.

The Twangiza, Lugushwa, Namoya and Kamituga properties account for the Company's principal mineral properties, and all of these properties are in the DRC. Any adverse development affecting the progress of any of these properties may have a material adverse effect on the Company's financial performance and results of operations.

Negative market perception of junior gold companies could adversely affect the Company.

Market perception of junior gold companies such as the Company may shift such that these companies are viewed less favourably. This factor could impact the value of investors' holdings and the ability of the Company to raise further funds, which could have a material adverse effect on the Company's business, financial condition and prospects.

The Company is not insured to cover all potential risks.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability

If the Company fails to maintain an effective system of internal control, the Company may not be able to accurately report financial results or prevent fraud.

Effective internal controls are necessary to provide reliable financial reports and to assist the effective prevention of fraud. The Company must annually evaluate its internal control procedures to satisfy the requirements of applicable United States and Canadian securities laws, which require management and, in the case of U.S. securities laws, auditors to assess the effectiveness of internal controls. As further described in the Annual MD&A, management has concluded that, due to the identification of a material weakness in the segregation of duties, the Company’s disclosure controls and procedures were not effective as of December 31, 2015. If the Company fails to correct this material weakness in its internal controls, or having corrected such material weakness, thereafter fails to maintain the adequacy of its internal controls, the Company could be subjected to regulatory scrutiny, penalties or litigation. In addition, continued or future failure to maintain adequate internal controls could result in financial statements that do not accurately reflect the Company’s financial condition.

The Company’s operations may be adversely affected by environmental hazards on the properties and related environmental regulations.

All phases of Banro's operations are subject to environmental regulation. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company's intended activities. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Banro's operations. Environmental hazards may exist on the properties on which Banro holds interests which are unknown to Banro at present and which have been caused by previous owners or operators of the properties. Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required. Banro has acquired its principal mineral properties through a cession from Société Zaïroise Minière et Industrielle du Kivu S.A.R.L. ("SOMINKI"). As such, Banro may be liable to the DRC State for any environmental damage caused by SOMINKI as previous owner and operator of such properties.

There are difficulties for investors in foreign jurisdictions in bringing actions and enforcing judgments

The Company is organized under the laws of Canada and its principal executive office is located in Toronto, Canada. All of the Company's directors and executive officers, and all of the experts referred to in this AIF, reside outside of the United States, and all or a substantial portion of their assets, and a substantial portion of the Company's assets, are located outside of the United States. As a result, it may be difficult for investors in the United States or otherwise outside of Canada to bring an action against directors, officers or experts who are not resident in the United States or in other jurisdictions outside Canada. It may also be difficult for an investor to enforce a judgment obtained in a United States court or a court of another jurisdiction of residence predicated upon the civil liability provisions of federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions outside Canada against those persons or the Company.

There is uncertainty regarding the Company’s ability to acquire additional commercially mineable mineral rights.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any anticipated level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

Banro's future growth and productivity will depend, in part, on its ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to: establish ore reserves through drilling and metallurgical and other testing techniques; determine metal content and metallurgical recovery processes to extract metal from the ore; and construct, renovate or expand mining and processing facilities.

In addition, upon an ore discovery, it takes several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional commercially mineable (or viable) mineral rights.

Litigation may adversely affect the Company’s financial position, results of operations or the Company’s project development operations.

The Company may from time to time be involved in various legal proceedings. While the Company believes it is unlikely that the final outcome of any such proceedings will have a material adverse effect on the Company's financial position or results of operation, defence and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal matter will not have a material adverse effect on the Company's future cash flow, results of operations or financial condition.

Future hedging activities may result in selling products at a price lower than could have otherwise been received.

The Company has entered into forward contracts to sell gold that it expects to produce in the future, and may do so again in the future. Forward contracts obligate the holder to sell hedged production at a price set when the holder enters into the contract, regardless of what the price is when the product is actually mined. Accordingly, there is a risk that the price of the product is higher at the time it is mined than when the Company entered into the contracts, so that the product must be sold at a price lower than could have been received if the contract was not entered. There is also the risk that the Company may have insufficient gold production to deliver into forward sales positions. The Company may enter into option contracts for gold to mitigate the effects of such hedging.

Increased sales of the Company’s common shares by shareholders could lower the trading price of the shares.

Sales of a large number of the Company's common shares in the public markets, or the potential for such sales, could decrease the trading price of such shares and could impair Banro's ability to raise capital through future sales of common shares.

Fluctuations in currency could have a material impact on the Company’s financial statements.

The Company uses the United States dollar as its functional currency. Fluctuations in the value of the United States dollar relative to other currencies (including the Canadian dollar) could have a material impact on the Company's consolidated financial statements by creating gains or losses. No currency hedge policies are in place or are presently contemplated.

The loss of key management personnel or the inability to recruit additional qualified personnel may adversely affect the Company’s business.

The success of the Company depends on the good faith, experience and judgment of the Company's management and advisors in supervising and providing for the effective management of the business and the operations of the Company. The Company is dependent on a relatively small number of key personnel, the loss of any one of whom could have an adverse effect on the Company. The Company currently does not have key person insurance on these individuals. The Company may need to recruit additional qualified personnel to supplement existing management and there is no assurance that the Company will be able to attract such personnel.

The Company may not be able to compete with current and potential gold companies, some of whom have greater resources and technical facilities.

The natural resource industry is intensely competitive in all of its phases. Significant competition exists for the acquisition of properties producing, or capable of producing, gold or other metals. The Company competes with many companies possessing greater financial resources and technical facilities than itself. The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. As well, there is competition for exploration resources at all levels, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could also adversely affect the Company's ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Certain directors and officers may be in a position of conflict of interest with respect to the Company due to their relationship with other resource companies.

A number of directors and officers of the Company also serve as directors and/or officers of other companies involved in the mineral resource industry. As a result, conflicts may arise between the obligations of these individuals to the Company and to such other companies.

3.3        Banro's Gold Properties

Banro is a Canadian gold mining company focused on production from the Twangiza gold mine in the DRC, which began commercial production September 1, 2012, and the ramp-up to full production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Namoya mine is located in the DRC approximately 200 kilometres southwest of the Twangiza mine. The Company's longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga, each of which has mining licenses. The four projects are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC.

The Company holds a 100% interest in its said four gold properties (Twangiza, Namoya, Lugushwa and Kamituga) through four DRC subsidiaries (which in turn are held by Barbados subsidiaries of the Company; see the chart in item 1.2 of this AIF ("Intercorporate Relationships") above). These properties, totalling approximately 2,612 square kilometres, are covered by a total of 13 exploitation permits (or mining licenses) and cover all the major, historical producing areas of the gold belt. The Company also holds, through its fifth DRC subsidiary, 14 exploration permits covering an aggregate of 2,638 square kilometres. Ten of the exploration permits are located in the vicinity of the Company's Twangiza property and four are located in the vicinity of the Company's Namoya property.

The Company’s key objectives for 2016 include the following:

  Ramp up to steady production at Namoya with a focus on the heap leach operations and improve the quality of heap leach material processed.
  Implement the fine crushing expansion project at Twangiza while continuing to optimize the plant and rationalize costs.
  Progress the new Twangiza tailings management facility ("TMF") to support the increased mine life of the operation and reduce the overall cost of tailings disposal for Twangiza.
  Focusing exploration initiatives on completing additional delineation for the Namoya resource and defining the resources on the newly discovered Namoya Summit hanging wall and Filon C mineralized zones.

3.3.1     Twangiza

Certain of the following disclosure relating to the Company’s Twangiza gold project is derived from the technical report (the "Twangiza Technical Report") prepared by SRK Consulting (UK) Limited dated July 29, 2015 and entitled "NI 43-101 Technical Report, Mineral Resource and Reserve Update, December 31 2014, Twangiza Gold Mine, Democratic Republic of the Congo". A copy of the Twangiza Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Property Description and Location

The 1,156 square kilometre Twangiza property is located in the South Kivu Province of the DRC, approximately 35 kilometres west of the Burundi border and approximately 45 kilometres to the south southwest of the town of Bukavu, the provincial capital. The Twangiza property consists of six exploitation permits, which are held by Banro’s DRC subsidiary, Twangiza Mining S.A., and which are numbered PE40, PE41, PE42, PE43, PE44 and PE68. See Figure 1 below. The said exploitation permits entitle Twangiza Mining S.A. to the exclusive right to carry out exploration, development, construction and exploitation works within the perimeter over which they have been granted.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Twangiza is situated in a mountainous area with deeply incised valleys with slopes typically greater than 30o, forming a dendritic drainage pattern. The mining area occupies a steep ridge running north/south between two fast-flowing rivers, which join just to the north of the mine. Elevation in the area ranges from 1,500 metres to 2,400 metres above sea level.

Vegetation on the Twangiza property is a mosaic of transformed, agricultural plots and woodlots of cypress and eucalyptus, and montane grassland. One small, 2.18 ha patch of indigenous forest remains to the east of the mine area, the Lusirwe sacred forest.

Due to its location within the western arm of the Rift Valley system, the property is subject to seismic activity. Detailed discussion of the seismic hazard potential within the Twangiza area is included in the technical report dated July 17, 2009 and entitled "Updated Feasibility Study NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo", a copy of which can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Twangiza Mining S.A. has offices in Bukavu, the capital city of South Kivu Province some 45 kilometres north-northeast of the Twangiza property. Bukavu has an airport, Kavumu, however access by road from Rwanda is the current preferred route for international access.

Road access from Bukavu to the Twangiza property is possible by travelling some 55 kilometres on the recently upgraded N2 National Road and then 30 kilometres on the recently widened and upgraded Twangiza access road. The journey time is 2.5 hours during the dry season and extends to 4 hours under wet conditions. The property is also serviced by a helicopter and the journey between Bukavu and Twangiza is some 14 minutes.

The climate at Twangiza can be classified as tropical to sub-tropical; the wet season falls between September and April and the main dry season is from May to August. Due to its close proximity to the equator, Twangiza experiences daylight and night hours that are almost equal, with daylight lasting between 6:00 am and 6:00 pm. The relative humidity generally exceeds 85% and the mine is often in cloud. Twangiza has an average annual rainfall of 1,796 mm. Rain generally occurs as soft, lengthy rainfall in the mid to late afternoons, but violent thunderstorms are also frequent. For the period October 2006 to December 2014, the highest monthly rainfall recorded for Twangiza was 357.5 mm in December 2011 and the lowest total monthly rainfall was in March 2008. The on-site weather station at Twangiza recorded data for the period October 2006 to December 2014. The average temperature measured on-site is 18°C with a maximum temperature of 27.7°C, measured during March 2007, and a minimum temperature of 8.6°C, measured during July 2008. The prevailing north-easterly wind direction for Twangiza is relatively consistent throughout the year. The average annual wind speed for all hours is 4.33 m/s.

Figure 1 - Map of the Twangiza Property

N
Luntukiulu
Kakono
Mufwa
Bugoy
M'Chitera
Lukugurha
Kashegeshe
Lukungurhi
Muhona
Twangiza Deposit
Gombo
Mufwa
Mushege
Tshondo
Mushege
Kasika
Mwenga
PE 44
PE 40
PE 41
PE 42
PE 43
0
10
Kilometres
670000
690000
710000
9700000
9720000
9660000
LEGEND
Rivers
Main Roads and Towns
Property Boundary
Soil Grid Outline
PE 42 Concession Permit Number
Deposit Location and Name
BANRO CORPORATION
MAP OF THE TWANGIZA PROPERTY
TWANGIZA PROJECT

The local workforce consists primarily of subsistence farmers and artisanal miners. In addition the communities contain a number of skilled workers (i.e. artisans-builders, carpenters, electricians, plumbers, etc.).

The Twangiza property is remotely located and there was no existing supply of power suitable for the project requirements prior to the construction of the Twangiza mine. A diesel-generator power plant has therefore been established to provide the power required to the Twangiza project. Twangiza Mining S.A. intends to eventually take power from a hydroelectric scheme planned to come on line in the next few years.

History

See item 2 of this AIF ("General Development of the Business") for ownership history information with respect to the Twangiza property. There have been three major field exploration programs on the Twangiza property prior to 2005. The first was between 1957 and 1966 by MGL and consisted of the driving of approximately 12,100 metres of adits and 8,200 metres of trenches at the Twangiza deposit. A total of 17,400 channel samples were collected at two metre intervals from both the trenches and adits. Secondly, from 1974 to 1976, Charter Consolidated Limited undertook an evaluation program of the Twangiza area in order to verify the results obtained by MGL and to look for possible extensions to the mineralization. Soil sampling was conducted over a 4.6 square kilometre area to the north of the Twangiza deposit. Anomalous soil samples were tested by 11 pits, 6 trenches and 5 adits. Work also included the re-sampling of three MGL adits (Levels 2100, 2130, and 2220). The third historical program was undertaken by Banro between August 1997 and April 1998. The program was managed by CME and consisted of:

•	topographical surveying (31.65 square kilometres);

•

LANDSAT acquisition and interpretation, completed during 1997 by R. Eyers of the Remote Sensing Group at Imperial College London. High resolution digital satellite images for an area covering 60,000 square kilometre between latitude 2°30’S and 4°30’S and longitude 26°30’E and 29°30’E were created. Results indicated the Twangiza property lies on a complex north-south trending structure composed of a number of curvilinear segments which trend toward northwest – southeast orientations away from the axis;

•

helicopter-supported airborne magnetic surveying (10,490 line-kilometres) conducted during 1997 – 1998 by High Sense Geophysics (now Fugro geophysics) of Harare, Zimbabwe. The survey provided high resolution magnetic maps in a digital format, which were used to define anomalous zones, and to assist in detailed structural evaluation and identification of lithological trends. The investigation covered five of the six Twangiza permit areas (PE40, PE41, PE42, PE43, PE44), and was based on a 200 metre flight line spacing orientated at 045°, with tie-lines at 135° at a spacing of 2,000 metres. The results confirmed the Twangiza deposit is characterized by a high magnetic field adjacent to a large low magnetic anomaly in the north and a smaller low anomaly to the southwest. The magnetic lows probably represent an intrusive body which may have provided the fluid and/or heating source for the gold mineralization and the porphyry sills found at the Twangiza deposit;

•

geological mapping and rock sampling of the Twangiza area completed during the 1997–1998 exploration programme and covering an area extending 2.6 kilometres south and 5.2 kilometres north of the Twangiza deposit. The regional mapping is bounded to the east and west by north–south trending conglomerates. Grab samples and channel samples were taken and after sample preparation at Banro’s on-site sample preparation laboratory were sent to Acme Analytical Laboratory in Vancouver, Canada for analysis;

•

detailed geological mapping and channel sampling of 16 adits covering the southern portion of the Twangiza area previously worked by artisanal miners. Grab samples and channel samples were taken and after on-site sample preparation were sent to Acme Analytical Laboratory;

•

petrographic studies completed by Dr J. F. Harris of Vancouver Petrographics Ltd, based on polished and thin sections. Investigation observed that native gold occurs in veins against pyrite crystals and fine grained gold occurs at the boundary of sulphides or along fractures within sulphide grains;

•

diamond drilling (20 holes, 9,122 metres, 8,577 samples, HQ and NQ core size) completed between September 1997 and March 1998. The drilling covered an 800 metre strike length of mineralization within the hinge of the Twangiza Anticline, with holes drilled at different orientations. Due to the extreme topography at Twangiza, an A-Star 350 B2 helicopter was utilized for moving drilling rigs, materials and personnel from site to site. Drilling was performed by Rosond International Limited of South Africa utilizing two Longyear 38 drill rigs with a maximum depth potential of 600 metres. All drillhole collars were surveyed using a Sokkia SET4100 Total Station, with inclination and azimuth at surface measured with handheld compasses. Downhole surveying of all holes was completed using a Sperry Sun Single Shot instrument which recorded both azimuth and inclination; and

•

density testing performed on behalf of Banro by CME in 1998 on a variety of rock types that make up the Twangiza deposit. The purpose of the study was to assign rock densities to specific lithological and mineralogical units for inclusion in the resource estimates. A total of 165 bulk density determinations were undertaken by CME.

Geological Setting

The Twangiza property can be divided into three distinct litho-structural terrains. The eastern terrain is characterised by N-S trending Neoproterozoic sediments, which are part of the Itombwe synclinorium, a regional-scale fold which extends southwards from the Twangiza area for about 150 kilometres. Exploration activities on the property to date have all been within the Neoproterozoic domain. The western domain has a distinct NW-SE tectonic grain, and is believed to be Palaeoproterozoic in age. The third domain occurs in the north, where recent basalts blanket the Proterozoic rocks.

The sediments in the Neoproterozoic terrain are generally very weakly metamorphosed. The dominant lithology is mudstone, often with a significant amount of carbonaceous material. Subordinate units of siltstone are commonly interbedded with the mudstone, being slightly coarser, more siliceous and harder. Quartz wacke and sandstone occur locally, but are usually confined to relatively thin beds or lenses which lack continuity. A characteristic feature of the Twangiza area is the presence of a conglomerate consisting of clasts of granite, mudstone and siltstone supported by a matrix of dark grey silty mud. It frequently contains a significant amount of detrital magnetite, and forms the relatively highly magnetic unit that clearly defines the geometry of the concession-scale folds in the magnetic images.

In the vicinity of the Twangiza Main and North deposits, the Neoproterozoic sediments have been intruded by porphyritic sills, ranging in thickness from less than 1 metre to over 50 metres. The sills have undergone extensive hydrothermal alteration and the original composition is difficult to determine. However, it is possible that the sills are part of a suite of alkaline intrusive rocks that were emplaced along the line of the present-day Western Rift, at about 750 Ma. Small granitic intrusions have been found in the Neoproterozoic rocks, and have been locally exploited for tin by colonial prospectors and artisanal miners. It is believed these granites are younger than the G4 tin granites which were emplaced at 975 Ma, and may also be related to the same 750 Ma intrusive event as the porphyry sills.

The Neoproterozoic terrain at Twangiza is characterised by a series of N-S trending, concession-scale folds, which plunge to the north. These folds vary from being open to almost isoclinal, although the average limb dips are usually between 50° and 80°. Smaller-scale folds, probably parasitic to the larger structures, are commonly seen on a prospect scale; they display plunges to the north and south, or are doubly-plunging like the fold hosting the Twangiza orebodies. The folding is considered to have developed in response to E-W compression in the Pan African orogeny at about 550 Ma. Faulting in the Neoproterozoic terrain is common, the main trends being NE-SW to E-W. In addition, zones of shearing and/or brecciation have been mapped sub-parallel to the fold axes at several prospects, and may have had a control on the mineralization.

The contact between the Neoproterozoic terrain and the western Palaeoproterozoic block as defined by aeromagnetic and radiometric studies is sharp, and is possibly thrusted. The contact appears to have been locally displaced by NE-SW faulting. The western terrain is characterised by a NW-SE tectonic trend, which is sub-parallel to the Rusizian trend that developed during the Eburnean orogeny at the end of the Palaeoproterozoic. However, it is possible that the rocks in the western domain are Mesoproterozoic or younger, having been affected by the reactivation of deep seated Rusizian structures.

Reference is made to section 7 of the Twangiza Technical Report (which section is entitled "Geological Setting and Mineralization") for additional information in respect of the geological setting. Section 7 of the Twangiza Technical Report is incorporated by reference into, and forms part of, this AIF. A copy of the Twangiza Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Exploration

Twangiza Exploration Program - October 2005 to December 2006

Banro resumed its exploration program at Twangiza after the Congolese government had established control and authority in the area in October 2005. The following summarizes the exploration program carried out by the Company at Twangiza from October 2005 to December 2006.

Soil Geochemical Program
A soil geochemical program designed to test the immediate northern, eastern, western and southern extensions of the known Twangiza mineralization was completed by the Company in 2006. The 7 kilometre soil geochemical grid had its base line orientated along the hinge of the anticline at 350º. Soil sampling was undertaken at 40 metre intervals on lines spaced at 80 metres. The baseline origin for the soil geochemical grid was pegged at UTM coordinate 9682698.2N / 693500.5E, which corresponds to a local grid coordinate of 10000N/20000E. The soil geochemical grid was initially surveyed using compass, tape and ranging rods. All sample points were marked with a wooden peg with local grid coordinates clearly labelled on each peg. All sample points were subsequently surveyed using a Trimble Differential GPS. The survey used the WGS-84 zone 35 south coordinate system. By the end of December 2006, a total of 275.44 line kilometres had been cut and 6,589 soil samples collected and sent for analysis. The geochemical results outlined an 800 metre long by 450 metre wide, +100 ppb gold in soil anomaly to the immediate north of Twangiza Main deposit. The anomaly splits into three roughly parallel trends to the south of the Lukungurhi workings. A 1.5 kilometre long, 80 metre to 160 metre wide north-northwest trending +100 ppb Au soil anomaly occurs to the south of the Lukugurha artisanal workings.

Trenching Program
A trenching program was initiated to test the gold-in-soil geochemical anomalies and the continuity of mineralisation on the northern extension of the Twangiza Main deposit, as well as the southern and northern extensions of the Lukungurhi workings. Trenches were located to the north of the baseline origin and were oriented at 080°. The lithological units encountered in the trenches are intensely weathered with limonite staining occurring predominantly in the sediments and feldspar porphyries within the mineralised areas. Kaolinite is the dominant weathering product in the feldspar porphyries. Hydrothermal silicification is mainly encountered at the contacts between feldspar porphyry the sediments. Silicification is usually intense at the contacts and decreases away from the contact into the wall rock. A total of 785 channel samples were collected from 1,159 metres of trenching.

Prospect Scale Mapping
A detailed mapping project was carried out in the Twangiza artisanal workings in order to gain a better understanding of the geology and mineralisation controls and to verify and compliment the diamond drilling data. The study reviewed all aspects of the geology including lithology, structure and alteration. Structural mapping at the Twangiza Main deposit (workings, trenches and road cuts) demonstrates that the bedding strikes dominantly NW-SE. The intersection of bedding planes indicates an anticlinal fold axis plunging at 37º towards 120º. The quartz veins measured in the workings are either parallel to or cross-cut the bedding. The Lukungurhi artisanal workings are located approximately 1.5 kilometres north of the Twangiza deposit and measure about 600 metres in strike length and are 70 metres wide on average. The axis of the workings is orientated at 350°. Work carried out during 2005 included trenching, geological/structural mapping of trenches and artisanal pits as well as rock chip/channel sampling. Two trenches TWT 3 and TWT 4 located respectively at the southern and northern extensions of the workings were excavated to test the continuity of the Lukungurhi mineralisation. Structural mapping from trenches and artisanal workings reveals the bedding is dominantly north - south. Limonite-quartz veins within the porphyries have a dominant orientation of 080º/71º strike dip right. Kaolinite alteration is the product of intense weathering of feldspars in both the feldspar porphyry and mafic intrusives. Further mapping and trenching was completed at artisanal workings in the vicinity, notably at Kashegeshe, Muhona and Bugoy.

Twangiza Exploration Program - January 2007 to November 2008

The following summarizes the exploration program carried out by the Company at Twangiza from January 2007 to November 2008.

Geophysical Exploration - Airborne magnetic and radiometric surveys were completed over the entire Twangiza property, utilising a flight line spacing of 100 metres with tie lines at 1,000 metre intervals; several promising new targets were identified for follow-up work.

LIDAR Survey - LIDAR utilises airborne laser technology to create accurate topographic maps of the region. In addition, colour aerial digital photography has been rectified to create accurate orthophotos.

Additional Regional Work - During late 2007, the Company began exploration of the Twangiza property outside the main trend. The following targets were investigated:

Mufwa
Located 13 kilometres northwest of the Twangiza Main deposit, Mufwa is the focus of intense artisanal activity, where miners are exploiting a series of quartz veins within mudstone. The structural setting is very similar to Twangiza, with the mineralization occurring close to the axis of a plunging anticline. However, feldspar porphyry sills are absent at Mufwa, and the mineralization tends to be in quartz rather than sulphide-associated. The workings cover an area of approximately 500 metres east-west, by 350 metres north south, although recent exploration indicates good potential for extending the mineralized zones in both directions. Exploration consisted of surface mapping and rock-chip sampling, mapping and channel sampling of 27 artisanal adits, and soil sampling of a 4 x 2 kilometre area around the workings on an 80 x 40 metre grid. A total of 445 rock samples, 957 adit channels and 2,676 soil samples were collected.

Kaziba
Located 11 kilometres east of the Twangiza Main deposit, the Kaziba target was discovered towards the end of 2008. Sulphide-associated, disseminated mineralization similar in style to that at Twangiza Main, occurs within mudstones and siltstones on the western limb of a northerly plunging anticline. Exploration during 2008 consisted of mapping and sampling of artisanal workings, and soil sampling of a 2 x 1 kilometre area around the workings on an 80 x 40 metre grid. A total of 290 rock samples and 573 soil samples were collected. The data indicates the presence of gold mineralization over a strike of 250 metres, potentially with a thickness of up to 30 metres.

Tshondo
Preliminary work at Tshondo, an old colonial discovery located 9 kilometres west of Twangiza Main, indicates that gold is associated both with quartz veins and within the surrounding hydrothermally silicified mudstone and siltstone. The mineralization is associated with the axis of a northerly plunging syncline. Artisanal mining is focusing on the relatively high-grade quartz mineralization over a strike of 500 metres. Soil geochemical sampling in tandem with rock chip sampling, trenching and adit mapping and sampling was undertaken in late 2010.

Radiometric Anomaly
This prospect is approximately 5 kilometres west of Twangiza Main, and was targeted due to the presence of a coincident uranium-thorium radiometric anomaly similar to that at Twangiza, located on a well-defined anticline axis. Work during 2008 comprised a programme of stream sediment sampling (117 samples) and regional mapping. The stream results define three anomalous areas with values of up to 1,840 ppb Au.

Southern Anomaly
This target is located 10 kilometres south of Twangiza Main. It is situated on the axis of a tightly folded syncline, and is associated with a coincident uranium-thorium radiometric anomaly. Historical records indicate that alluvial gold was exploited in colonial times, and alluvial artisanal mining is still carried out locally. The 2008 programme comprised stream sediment sampling (185 samples) and regional mapping. Anomalous values of up to 470 ppb Au will be followed up initially by soil sampling.

Twangiza Exploration Program - 2009 to 2012

The exploration program on the Twangiza property for the period 2009 to 2012 focused on (a) the near mine targets to fully evaluate the Twangiza East and West flanking structures, and (b) regional targets located outside the Twangiza anticline, which have the potential to add substantial resources to the current mineral resource of Twangiza. The near mine exploration at Twangiza focused on generating new targets outside the Twangiza Main and North deposits. Field activities included soil, rock chip and channel sampling, pitting, auger drilling, diamond and reverse circulation drilling. Delineation drilling was undertaken in the Twangiza East and West mineralization trends. Forty diamond drill holes totaling 3,854.6 meters were completed on the Twangiza West and East zones to facilitate the resource evaluation of the deposits. Regional exploration at Twangiza during the same period focused on the Ntula, Mufwa, Luntukuru, Kaziba and Tshondo prospects, the Lukungurhi area and the Ntula extensions. Field activities included soil, rock chip and channel sampling, geological mapping, pitting, auger drilling and diamond drilling. Nine (9) holes totalling 1,151 meters of drilling were completed during the period and the first phase of drilling was carried out at the Ntula prospect.

Twangiza Exploration Program - 2013 to 2015

Exploration at Twangiza for both 2013 and 2014 was scaled down to conserve funds to support the construction of the Namoya mine and the Twangiza mine expansion. In 2013, exploration activities in the Twangiza concession were focused on the Ntula-Mufwa corridor and prospects around the Luntukulu area. These activities involved geological mapping, auger drilling and an orientation stream sediments Bulk Leach Extractable Gold ("BLEG") program. In 2014, exploration activities in the Twangiza concession focused on the regional prospects, Mufwa and Kadubo (the latter prospect was discovered by the Company during 2014), and involved geological mapping and rock chip and channel sampling.

Having regard to the objective of conserving funds to support the Company’s mining operations, exploration at Twangiza for 2015 was focussed on regional grassroots targets and low-level ground maintenance works in existing prospects along the Mufwa-Ntula corridor. Activities in the regional grassroots targets involved BLEG sampling in the Kabare and Luntukulu prospect areas located 40 kilometres northwest of the Twangiza mine, geological mapping and rock sampling in areas 7 kilometres south and north of the Twangiza mine, and limited follow-up work near the Twangiza mine at the Luhwindja grid and Cirindye prospect as part of program to delineate brownfield drill targets. By year end, a total of 48 BLEG samples were collected in the Kabare and Luntukulu prospects. A total of 18 channel samples and 19 rock chips were also realized in the two prospects. Results from the BLEG sampling program are pending.

Mineralization

The Twangiza Main ore body consists of a wide (up to 200 metres) zone of pervasively altered mudstone, siltstone and porphyry sills, with abundant sulphidic veins. The veins form a complex irregular network, although veining parallel to bedding is relatively common. Hydrothermal fluids have exploited both the fracture system which developed during folding due to competency contrasts between the lithologies, and dilational zones between bedding planes to form saddle reefs. The style of mineralization in the sediments and sills varies, but can be sub-divided into two main types as discussed below:

Sills

  The mineralized sills are characterised by the presence of pyrite and arsenopyrite. The relative proportion of these sulphides is variable, but is estimated to average approximately 65% pyrite: 35% arsenopyrite;

  The total abundance of sulphide is also very variable, averaging about 3% of the rock, but locally comprising up to about 30% of a 1 metre sample. There is a positive correlation between grade and sulphide content;

  The sulphides occur in a variety of habits: (a) disseminated crystals, (b) stringers, (c) coarsely crystalline veins up to 10 centimetres in width, but usually 1 to 3 centimetres across, and often with intergrown quartz, and (d) irregular massive patches.

Sediments

  The sediments contain the same sulphides in similar proportions, but the quantity of sulphides in the sediments is generally lower;

  The disseminated sulphides in the sediments are generally finer grained and are more common in the relatively porous siltstone units;

  The sulphide veins in the sediments generally contain more quartz, either intergrown with the pyrite and arsenopyrite, or forming borders to the veins.

In the oxidised zone, the veins in both the porphyry and sediments have weathered to limonite-silica intergrowths. This limonite-silica veining is a common feature of the mineralization in outcrop. Limonite-filled boxworks, and irregular limonite patches and coated vugs have formed due to oxidation of the disseminated sulphides and patches.

Hydrothermal alteration associated with the gold mineralization has formed three broad assemblages:

  Proximal alteration in the sills (feldspar porphyry): albite, dolomite, pyrite, arsenopyrite, gold;
  Proximal alteration in the sediments: albite, quartz, pyrite, arsenopyrite, gold;
  Distal alteration in the sills (mafic porphyry): chlorite, calcite.

Drilling

February 2006 to May 2008

The aim of this initial drilling at Twangiza was to convert the inferred mineral resources into indicated and measured categories. A total of 17,037.34 metres of diamond drilling involving 71 holes were completed between February and December 2006.

In January 2007, a major drilling campaign commenced with the aim of converting the remaining inferred mineral resources at Twangiza Main into the indicated and measured categories and to identify additional inferred mineral resources particularly at Twangiza North. At the end of May 2007, 100 diamond drill holes totalling 23,873.12 metres of PQ, HQ and NQ had been completed. Drilling tested the 800 metre long zone of mineralisation within the hinge of the Twangiza Anticline, in addition to the Twangiza North soil geochemical anomalies. A total of 61 resource holes were drilled at 40 metre centres to infill the holes drilled in 1997/98 with the objective of upgrading the inferred mineral resources to the higher confidence measured and indicated resources. In addition, 39 exploration holes were drilled to test the Twangiza North geochemical anomaly. Four drill rigs were deployed at the Twangiza property, with two additional rigs mobilized in 2008.

The remainder of the programme between May 2007 and May 2008 consisted of a total of 24,231.3 metres of PQ, HQ and NQ diamond drilling involving 116 holes. The focus of the drilling was to infill the drilling grids and potential resources within the Twangiza North area of the deposit. Ninety eight (98) holes were drilled at 40 metre centres to infill the holes drilled in 2006 and early 2007 in the Twangiza North deposit and 18 holes were drilled in Twangiza Main.

An A-Star 350 B3 helicopter (owned and operated by Savannah Helicopters) was used for the moving of drills, materials and personnel between the drill site and the exploration camp. The diamond drilling was performed by Geosearch International Limited of South Africa utilizing four portable CS1000 and two Longyear 38 drill rigs with a maximum depth capability of 600 metres. All drill hole collars were surveyed with RTK GPS equipment. Drill hole collar azimuths and inclinations were established at surface by using hand held compasses. Down-hole surveying of drill holes utilized a Reflex Single Shot or Flexit instrument, which measures both azimuth and inclination of the hole. All drill core was orientated. Orientation was carried out by the "Spear" method or the Ezy Mark system. The majority of the drill holes have been drilled to the east on an azimuth of between 70 - 80°, and at inclinations of between 50 – 55°. A portion of the programme has been drilled in the opposite direction on an azimuth of 260° to improve the definition of the 3D wireframes.

May 2008 to November 2008

One hundred and two (102) diamond drill holes totalling 21,952.26 metres of PQ, HQ and NQ was completed between May 2008 and November 2008. Drilling tested the mineralised interpretation at depth with the aim of increasing both confidence and grade in the previous estimates, particularly in Twangiza Main. Resource holes were drilled on 40 metre centres to infill the holes drilled during previous campaigns with the objective of upgrading the inferred mineral resources to the higher confidence measured and indicated mineral resources and improving the estimation at depth. The same drilling procedures were used in terms of rig set-up and rig movement as in the previous drilling campaign.

The majority of the holes in the program were drilled to the east on an azimuth of between 70 - 80° at dips of between 50 – 55°. A portion of the program was drilled in the opposite direction on an azimuth of 260° to improve the definition of the 3D wireframes.

2009 to 2015

See the disclosure above under "Twangiza – Exploration".

Sampling and Analysis

Reference is made to sections 11 and 12 of the Twangiza Technical Report (which sections are entitled "Sample Preparation, Analyses and Security" and "Data Verification" respectively) for information in respect of sampling and analysis at Twangiza. Sections 11 and 12 of the Twangiza Technical Report are incorporated by reference into, and form part of, this AIF. A copy of the Twangiza Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Security of Samples

Reference is made to section 11 of the Twangiza Technical Report (which section is entitled "Sample Preparation, Analyses and Security") for information in respect of security of samples at Twangiza. Section 11 of the Twangiza Technical Report is incorporated by reference into, and forms part of, this AIF. A copy of the Twangiza Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Mineral Resource and Mineral Reserve Estimates

In a press release dated June 8, 2015, the Company announced updated mineral resource estimates and mineral reserve estimates for the Twangiza property, which are set out in the following tables. These updated mineral resource estimates and mineral reserve estimates are included in the Twangiza Technical Report. Reference is made to sections 14 and 15 of the Twangiza Technical Report (which sections are entitled "Mineral Resource Estimate" and "Mineral Reserve Estimate" respectively) for additional information in respect of the updated Twangiza mineral resource and mineral reserve estimates. Sections 14 and 15 of the Twangiza Technical Report are incorporated by reference into, and form part of, this AIF. A copy of the Twangiza Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Twangiza Mineral Resources (effective date: December 31, 2014)

Category	Tonnes (Mt)	Grade (g/t Au)	Gold (Moz)
(Oxide)
Measured	3.72	2.30	0.28
Indicated	8.76	1.88	0.53
Measured & Indicated	12.48	2.02	0.81
Inferred	1.34	1.32	0.06
(Transition & Fresh)
Measured	3.80	2.23	0.27
Indicated	93.00	1.40	4.18
Measured & Indicated	96.80	1.43	4.45
Inferred	11.65	1.12	0.42

Note: The above estimates use a 0.4 g/t Au cut-off grade.

Cautionary Statements

Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. U.S. investors should read the "Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates" above concerning the difference between "resources" and "reserves".

Twangiza Mineral Reserves (effective date: December 31, 2014)

Category	Tonnes (Mt)	Grade (g/t Au)	Gold (Moz)
Proven	7.47	2.41	0.58
Probable	14.91	2.22	1.06
Total Proven and Probable	22.38	2.28	1.64

Note: Rounding of numbers may result in computational discrepancies. Mineral reserves are included in the mineral resources.

The key assumptions used for the determination of the mineral reserves at Twangiza are set out below:

Input Data	Units
Gold price	US$1,200 per ounce
Mining costs	US$3.51/tonne mined

Input Data	Units
Processing costs	US$18.59/tonne processed
General and administration costs	US$12.29/tonne processed
Royalties and selling costs	US$63.19/ounce
Mining dilution	5% at zero grade
Reserves cut-off grade	0.84 g/t Au recoverable
Mining recovery	100%
Pit slopes	30 to 50 degrees
Metallurgical recovery		Main	88.0%
	Oxides	North	89.0%
		Main	77.6%
	Transition FP	North	90.9%
		Main	73.0%
	Fresh FP	North	79.4%
	Transition	Main	35.5%
	CMS	North	35.6%
		Main	50.4%
	Fresh CMS	North	50.5%

Mining Operations

Mining at Twangiza is conventional open pit mining with both free digging and blasting. The Twangiza mine processing plant consists of a crushing, milling and Carbon in Leach (CIL) process.

Twangiza’s efforts in 2015 were focused on increasing throughput and gold production at the processing plant. This was achieved through the successful blending of non-oxide material at increasing levels with oxide material. This initiative was accompanied by test trials, to further evaluate potential expansion opportunities at the process plant. In 2016, efforts have shifted to increasing production by expanding the crushing capacity to debottleneck the capacity in the milling area of the process plant.

Twangiza’s mining operations benefited from the increased available ore reserves which converted non-oxide material within the pre-existing mine plan from resource to reserve. This allowed for the operation to deliver ore at a reduced strip ratio which led to total tonnes mined decreasing about 9% from 2014. The Twangiza process plant operated as planned, achieving a full year of throughput for 1.714 Mtpa, that was above the design capacity of 1.7 Mtpa, and representing an increase of 26% over fiscal 2014 (1.358 Mtpa). The combination of higher grade ore availability and the increased performance of the plant allowed Twangiza to produce more gold than planned driving cash costs down 19% to US$553 per ounce compared to 2014.

TWANGIZA MINE	Q4 2015	Q4 2014	Prior Year	2015	2014	Prior Year
			Change %			Change %
Gold sales (oz)	31,303	29,264	7%	135,391	101,225	34%
Gold produced (oz)	30,440	29,445	3%	135,532	98,184	38%
Material mined (t)	831,135	969,062	(14%)	3,284,874	3,595,645	(9%)
Ore mined (t)[1]	427,331	556,856	(23%)	2,061,730	1,927,744	7%
Valley fill mined (t)	-	-	0%	-	49,854	(100%)
Waste mined (t)	403,804	412,206	(2%)	1,223,144	1,618,047	(24%)
Strip ratio (t:t)[2]	0.94	0.74	27%	0.59	0.84	(30%)
Ore milled (t)[1]	415,509	370,882	12%	1,714,593	1,358,726	26%
Head grade (g/t Au)[3]	2.82	3.01	(6%)	3.03	2.70	12%
Recovery (%)	81.00	81.40	(0%)	80.90	83.00	(3%)
Cash cost per ounce ($US/oz)	601	572	5%	553	683	(19%)

(1)	The difference between ore mined and ore milled is, generally, the result of the stockpiling of lower grade ore.
(2)	Strip ratio is calculated as waste mined divided by ore mined.
(3)	Head grade refers to the indicated grade of ore milled.

Mining

A total of 3,284,874 tonnes of material (2014 – 3,595,645 tonnes) were mined during the year ended December 31, 2015. Total ore mined was 2,061,730 tonnes (2014 – 1,927,744 tonnes). The strip ratio for the year fell to 0.59 as compared to 0.84 during 2014 due to the benefit of the non-oxide material in the pit being converted from resource to reserve. This conversion to reserves decreased the need to move as many waste tonnes, resulting in lowering the mining cost per tonne milled from US$11.6 to US$9.5 per tonne, or a decrease of 18%. Higher rainfall during the fourth quarter of 2015 adversely impacted mining conditions resulting in a total of 831,135 tonnes of material mined (Q4 2014 – 969,062 tonnes), including 427,331 tonnes of ore (Q4 2014 – 556,856 tonnes), at a strip ratio of 0.94 (Q4 2014 – 0.74) .

Processing & Engineering

For the year ended December 31, 2015, the plant at the Twangiza mine processed 1,714,593 tonnes of ore (2014 – 1,358,726 tonnes), representing a 26% increase over the prior year. Increased throughput levels reduced the processing cost per tonne milled from US$25.8 per tonne to US$22.3 per tonne or a decrease of 14%. Quarterly throughput was fairly consistent throughout the year with slightly higher levels achieved in the third quarter and slightly lower levels achieved in the fourth quarter, reflecting the move from the driest period to the wettest period of the year. Improved mill productivity continued to be assisted by dryer material available aided by the sheltered ROM storage area along with improvements in pre-screening and ore crushing circuits, similar to the latter half of 2014. Recoveries during the year decreased 2.1% from the prior year to an average rate of 80.9% (2014 – 83.0%) driven mainly by the processing of non-oxide material. The processing costs were US$3.0 million higher compared to 2014 as a result of the 26% increase in throughput requiring increased mill consumables, partially offset by lower diesel costs.

Sustaining Capital Activities

Throughout 2015, capital spending at Twangiza was focused on upgrades to the mobile fleet and continued construction of the TMF. Mobile fleet upgrades during the year included the purchase of secondary equipment to support mining operations, road maintenance and TMF construction. TMF construction occurred throughout the year with increased activity levels in the second half of the year. TMF construction costs benefited from lower diesel costs and replacing daily hire rental companies with owner operated equipment.

General

Under the Mining Convention, income taxes are not payable by Twangiza Mining S.A. for a period of 10 years. An administrative tax of 5% for the importation of plant, machinery and consumables is payable by Twangiza Mining S.A., as is a royalty of 1% on gold revenues and, after return of capital, a 4% net profits tax.

Twangiza Exploration Program Planned for 2016

In 2016, exploration activities at Twangiza will continue to focus on low-level ground maintenance activities and regional grassroots targets generation, consistent with the Company-wide strategy of optimizing limited funds. Activities are planned to include the following:

  Undertaking a BLEG sampling program in the southern part of the Twangiza property;
  Undertaking follow-up work using geological mapping and rock sampling over anomalous BLEG catchments in the Kabare and Luntukulu prospect areas;
  Low-level geological mapping and rock sampling as part of the ground maintenance strategy along the Mufwa-Ntula corridor and Kadubo-Luduha areas;
  2,000 metres of in-house diamond drilling in near-mine exploration to cover the flanks of the Twangiza Main orebody and infill work in the Twangiza North deposit, to upgrade the deposit and generate additional resources to replace mine depletion; and
  Collect appropriate samples for further metallurgical studies on the Twangiza North porphyry.

3.3.2     Namoya

Property Description and Location

The Namoya project is located in the Maniema Province of the DRC, approximately 195 kilometres west of Lake Tanganyika, crossing the provincial border of South Kivu Province, as shown in Figure 2. Kinshasa, the capital city of the DRC, is 1,355 kilometres west of the Namoya project, while the business districts of Bukavu (South Kivu Province, DRC), Bujumbura in Burundi and Kigali in Rwanda are each located more than 200 kilometres to the northeast of the project.

The project consists of one exploitation permit (No.18), which occupies an area of 174 km2. See Figure 3. Within this project area, six prospects have been identified. Namoya Mining S.A., a DRC subsidiary of Banro, holds the said exploitation permit, which entitles Namoya Mining S.A. to carry out exploration, development, construction and mining on the property. The said exploitation permit expires July 2016, subject to renewal for consecutive 15 year periods. According to DRC law, the surface rights and the mineral rights pertaining to one property are not separated. Therefore, Namoya Mining S.A. has access to both the surface and mineral rights to the Namoya project under its exploitation permit.

**Figure 2**

LOCATION AND INFRASTRUCTURE OF THE NAMOYA PROJECT IN RELATION TO THE DRC

DRC
CENTRAL AFRICAN REPUBLIC
SUDAN
CAMEROON
GABON
CONGO
UGANDA
RWANDA
BURUNDI
TANZANIA
CABINDA
ANGOLA
Atlantic Ocean
Congo River
Bangui
Mbandaka
Kisangani
Ubundi
Okapi Game Lodge
Beni
Butembo
Goma
Bukavu
KINSHASA
Brazzaville
Kinshasa
Ilebo
Kikwit
Kananga
Tshikapa
Mbuji-Mayi
Kamina
Dilolo
Moanda
Matadi
Kasai
Lake Albert
Lake Edward
Lake Kivu
Lake Tanganyika
Lake Mweru
PROJECT AREA
5°N
0°
5°S
10°S
15° E
20° E
25° E
30° E
N
Scale
0
300km
LEGEND
Main Road
Railway
District Boundary (Provincial)
Town
River
Airport
National Boundary
Maniema Province
VMD1417_Banro_2014

Namoya Mining S.A. has committed that, following closure of operations, that waste and tailings disposal infrastructure will be decommissioned and rehabilitated in a manner that does not present a long term safety and/or stability risk.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Namoya area can be divided into two main topographic domains, namely the broad flat flood plains to the south of Namoya village, and the mountainous domain to the north. The plains lie between 800 metres above mean sea level (amsl) and 900 metres amsl. The summit of Mount Mwendamboko, to the north, peaks at approximately 1,300 metres amsl. The northern region is cut by deep valleys with a well-formed drainage system made up of a dense dendritic network of short streams, less than 10 kilometres in length. The rivers are generally narrow and shallow with many rapids along their course. A schematic plan of the property is given in Figure 3, which provides views of the topography and physiography around the Namoya project. Many of the streams and rivers draining the hills are being mined and used for washing ore by artisanal miners, and an area of processed washings exists in the valley next to Mwendamboko village.

The climate in the eastern DRC is tropical. It is hot and humid in the equatorial river basin and cooler and wetter in the eastern highlands. The wet season takes place in April to October and the dry season from December to February. The climate allows for exploration and mining activities all year round.

Activities are more challenging during the wet season, as roads become muddy and slippery, pits are rapidly filled by water and field work can be extremely difficult.

The land around the Namoya project is mainly equatorial rain forest, with very tall trees and grass. The plains south of the village of Namoya consist of equatorial forest interspersed with savannah and agricultural land, while the mountainous northern region is covered by extensive equatorial forest. There are several rivers which can provide water for the project.

The N2 road and accompanying bridges have been reconstructed between Bukavu and the Namoya project area by Namoya Mining S.A., and the area is now fully accessible by all forms of vehicle. The road is maintained by Namoya Mining S.A. The Namoya site can also be accessed via a small dirt airstrip approximately 1,000 metres long, which currently provides access for personnel and equipment.

There are a number of small villages inhabited by artisanal miners in proximity to the property, notably the village of Namoya to the south of the known deposits. The village of Kama lies 4 kilometres southwest of the project area. A labour force is available locally from these and other villages, and includes semi-skilled laborers, tradesmen and prospectors remaining as a result of historical activity in the area.

History

See item 2 of this AIF ("General Development of the Business") for ownership history information with respect to the Namoya property.

Historical Exploration

Exploration activities in the Namoya area can be divided into pre-2004 and post-2004 activities. All pre-2004 exploration and assay information for the area was conducted by Compagnie Zairoise d’Enterprises Minières ("Cobelmin"). The historical exploration data from Cobelmin includes the following:

- 10,820 prospecting samples from 1,237 pits over an area of 4.5 km2;
- 519 samples from 12 trenches totalling 519 metres;
- 10,144 samples from 103 adits and crosscuts totalling 8,530 metres;
- 6,462 samples from 112 diamond drill holes totalling some 9,540 metres; and
- 2,751 samples from four bench levels in the Mwendamboko open pit.

Cobelmin ceased operations in 1961 due to civil unrest, and no further work appears to have been conducted in the area prior to 2004. Artisanal miners continue to work in the area to this day.

Historical Production

Filon B has been extensively mined by Cobelmin and has also been the main target for artisanal mining since the closure in 1961. Underground mining conducted at Filon B between 1947 and 1955 is believed to have produced between 5,000tpa and 6,000tpa. The mill feed at the beginning of this period is reported as 65g/t from tailings, to 25g/t Au towards the end of the period. Between 1947 and 1955, an average gold recovery from the Filon B ore was 34g/t. The gravity plant was unable to deal with the sulphide mineralization, and tailings of up to 7g/t Au were stockpiled.

The workings at Mwendamboko justified the construction of a 10,000tpm capacity processing plant, which was commissioned in 1955. Production from the Mwendamboko open pit took place between 1955 and 1960, producing 800 to 1,000kg of gold per year. The material extracted from the open pit at Mwendamboko has been calculated to be 318,230m3.

Geological Setting and Mineralization

Reference is made to sections 6.1 and 6.2 of the technical report (the "Namoya Technical Report") dated May 12, 2014 and entitled "Independent National Instrument 43-101 Technical Report on the Namoya Gold Project, Maniema Province, Democratic Republic of the Congo" (which sections are entitled "Regional Geology" and "Local Geology" respectively), for information in respect of regional and local geology. Sections 6.1 and 6.2 of the Namoya Technical Report are incorporated by reference into, and form part of, this AIF. A copy of the Namoya Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Property Geology and Mineralisation

Namoya consists of six separate prospects, namely Mwendamboko, Muviringu, Kakula, Namoya Summit, Seketi and Kangurube. Namoya Mining S.A. is currently focussing further investigation on the occurrence of gold at Kakula West, Kakula-Namoya Summit, Kimbala, Matongo and Filon B.

Mwendamboko
The main lithologies of the Mwendamboko and Muviringu deposits are Proterozoic in age, and have undergone low grade greenschist facies metamorphism. These consist of schists of varying compositions, and darker green bands of dolerite. These units are generally steeply dipping towards the northeast and have a general northwest-southeast strike. The mineralized quartz veins are sub-vertical with numerous pinch and swell features. These stockworks dip steeply to the northeast but the schistosity is sub-vertical. At Mwendamboko and the northeastern part of Muviringu, the stockwork zones are parallel to schistosity and strike northwest-southeast and have a sub-vertical dip.

The width of the mineralized veins varies from less than a metre to more than 20 metres in places and they occur in lenticular folds, which become compressed at depth and are displaced both vertically and horizontally. Some tourmalinization is associated with the quartz veins in the upper levels and pyrite is the dominant sulphide present in minor quantities. The mineralized zones remain open-ended both along strike to the north and at depth for the southeasterly plunging shoots. The southeasterly plunging shoot at Mwendamboko has been drilled to level 640 metre relative level (mRL) and remains open. This shoot achieved an intersection of 21.33 metres at an average grade of 6.56g/t Au.

Muviringu
With the exception of a more pronounced pinching and swelling nature of quartz veins, the local geology at Muviringu is identical to Mwendamboko as Muviringo is a conjugate set of mineralization to Mwendamboko. At Muviringu, the stockwork zones transect regional fabric with a northwest orientation and a steep sub-vertical dip to the southwest.

Kakula
The Kakula deposit is situated approximately 750 metres southeast along strike from the Mwendamboko deposit and is roughly in the centre of the currently delineated northwest-southeast trending mineralized zone. Kakula is noteworthy, as the mineralized zone is discordant to the regional fabric as opposed to being concordant at Mwendamboko. The geological information that is available for Kakula reflects similar lithologies and mineralization to those seen at Mwendamboko. It is primarily composed of interbedded light brown sericite schists and green chlorite-sericite schists striking approximately north-northwest and dipping northeast. The mineralization is hosted in a series of quartz veins and stockworks, with an approximate angle of 080° and dip sub-vertically to the northwest. The overall gold grade at Kakula appears to be lower than that of Mwendamboko.

Namoya Summit and Filon B
Namoya Summit is located on the southeastern end of the mineralized trend, and has a strike length of approximately 110 metres. The quartz stockwork zone strikes northwest-southeast, parallel to the foliation in the schists and has a maximum width of about 30 metres. Like Mwendamboko and Kakula, the mineralization plunges to the southeast, at about 70°. The mineralization occurs within a package of greenish sericite schists, with graphitic schist in the footwall, and sericite schist in the hanging wall. An intrusion of quartz porphyry has been intersected at depth in some drill holes. The intrusion is pre-mineralization, as it contains sporadic, weakly mineralized quartz veins, but it does not form part of the Namoya Summit orebody and is restricted to the footwall.

Filon B is an extension of the Namoya Summit area and is currently under exploration by Namoya Mining S.A. but is only considered an occurrence at this stage. The Filon B mineralized vein system appears to run against the trend of the other deposits, trending approximately east-west. It was originally believed to have been a stockwork deposit compressed, due to regional tectonics, into a series of robust quartz veins. It was extremely high grade, often exceeding 1,000g/t Au. Due to its high grades and relative ease of access, Filon B has been extensively mined and has been the main target for artisanal mining since the closure in 1961. Therefore, it can be safely assumed that little or none of the main mineralized body remains in the top 100 metres to 150 metres from surface where sample data exists. Dip and strike extensions of this vein system have yet to be fully tested, as has the existence of other similarly trending bodies noted to exist nearby.

The Filon B prospect comprises an approximately east-west trending, high-grade quartz vein system, located to the south of Namoya Summit. The vein was mined by underground methods during colonial times, and has since been the focus of intensive artisanal activity. The workings indicate that the vein was exploited over a strike of about 200 metres, and for about 80 metres down dip (that is to 1,144 metres elevation).

Possible extensions to the Filon B zone could constitute an important underground resource. The deep weathering profile of Filon B, continuing up to vertical depths of 150 metres to 200 metres, could imply favourable metallurgical recoveries for Filon B. The most significant recent intersections of Filon B are steeply easterly plunging mineralized shoots and include a 32 metre intersection at a grade of 7.85g/t Au from 40.00 metres and 16 metres at a grade of 4.83g/t Au from 173.50 metres.

Seketi
The Seketi prospect lies 1 kilometre west of Kakula. It comprises two zones, with Seketi North lying 175 metres northeast of the Main Seketi prospect. The dominant lithological units of Seketi are sericite schist and dolerite. The schistocity fabric generally trends northwest-southeast, that is parallel to the main Namoya-Mwendamboko shear zone and dips to the northeast at an average of 65°. The main alteration types are quartz and pyrite. Quartz occurs as irregular, massive or foliation parallel veins whereas pyrite occurs in disseminated form or boxworks in the upper weathered profiles. For dolerite, carbonate alteration occurs as irregular veins and veinlets and in some places as quartz-carbonate veins. At relatively deeper levels pyrrhotite occurs in blebby style hosted by the dolerite. Thus far, at Namoya it is only the Seketi dolerite that hosts gold mineralized quartz veins. Dolerite sills and dykes in all the other prospects at Namoya are barren. More drilling is required to determine the number of mineralized zones and their correlation and continuity along strike as soil data suggests that mineralization continues over a strike of about 200 metres.

Kangurube
The Kangurube prospect is located 1.5 kilometres east of the Namoya Summit prospect, and was discovered when a soil anomaly of 40ppb to 200ppb was found. The follow-up trench intersected three zones of mineralization associated with quartz veining in sericite schist. The intersections cover 8.00 metres at a grade of 8.51g/t Au, 6.60 metres at a grade of 18.36g/t Au and 19.60 metres at a grade of 2.69g/t Au. Kangurube mineralization strikes approximately north-south, and the prospect appears to be associated with either a possible tensional gash in a parallel structure to the main Namoya shear, or a separate north-south trending structure. Drilling along strike indicates that the Kangurube mineralized zone may have a limited strike extent. However, additional exploration work is required to ascertain this preliminary observation. Thickening of the regolith on the flanks of the hill has probably suppressed the geochemical response, and given the pinch-and-swell nature of the mineralization at Namoya, the zone may continue to the north and south.

Deposit Types

The Namoya project, even though segmented into separate prospects, boasts one type of gold mineralisation style. The following deposit characteristics have been noted:

  gold mineralisation hosted within quartz veins and quartz stockworks, striking in a northwest-southeast direction;
  prevalence of tourmaline crystals within the quartz veins;
  deformation structures within the quartz veins, resulting in irregular sheets, nested vein sets, ladder veins and micro-veinlets, characteristic of shearing;
  no granitic intrusions in the immediate area of the Namoya orebody (as a possible source of tourmaline) although quartz porphyry intrusions have been intersected by drill holes at Namoya Summit and Muviringu signifying potential for a deep seated granitic body; and
  sericite/chlorite schists, sometimes with carbonates, indicative of a magmatic and hydrothermal processes.

The deposit characteristics are typical of the intrusion-related, tungsten/tin-associated type. This class of magmatic-hydrothermal deposits occurs within magmatic provinces best known for tungsten and/or tin mineralization. This type of deposit contains a metal suite that includes some combination of bismuth, tungsten, arsenic, tin, molybdenum, tellurium and antimony and contrasts with that found in more widely-developed gold-rich porphyry copper deposits. They are located specifically on cratonic margins or within continental collision settings and are related to felsic domes, stocks and plutons of intermediate oxidation state (both magnetite and ilmenite series). The mineralization may occur within the intrusive body itself, and/or more distally (1 kilometre to 3 kilometres) from the intrusion.

Intrusion related gold deposits occur in a number of forms, including:

  sheeted quartz veins and veinlets;
  flat quartz veins;
  quartz breccias and stockworks;
  disseminated greisens; and
  dyke/sill hosted veinlets.

Exploration (including Drilling)

Namoya Mining S.A. has carried out extensive exploration since 2004, which commenced by regional investigations, including Landsat imagery interpretation, regional mapping and soil sampling. Advanced exploration entailed adit and trench mapping and sampling, twinning of historical drill holes and drilling of new exploration holes. Reference is made to sections 8 and 9 of the Namoya Technical Report (which sections are entitled "Exploration" and "Drilling" respectively) for information in respect of exploration, including drilling, carried out by Namoya Mining S.A. from 2004 to the end of 2012. Sections 8 and 9 of the Namoya Technical Report are incorporated by reference into, and form part of, this AIF. A copy of the Namoya Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Namoya Exploration Program - 2013 to 2015

In 2013, the Namoya geological team focused on works related to Namoya mine development. The activities included the following:

-

reverse circulation drilling and water pumping test of boreholes on and around the tailings management facility (TMF) and heap leach pad to determine underground water quality as mining operations draw near;

-	diamond drilling for geotechnical studies on proposed heap leach site, TMF site and waste dump site;
-	selective auger drilling and pitting programs at the heap leach and TMF sites;
-	investigation and identification of local source for collecting gravels for construction of water monitoring holes to replace the external supply sources;
-	complete reverse circulation drilling of six boreholes for the processing plant water supply;
-	excavation of pits for geotechnical test works for raw water supply at the historical plant water supply dam site;
-	mapping and diamond drilling of dolerite body at Kibiswa for demarcation and use as construction aggregates quarry;
-	reverse circulation drilling of 462 blastholes for blasting of Kibiswa dolerites;
-	oxidation logging of reverse circulation holes drilled at the heap leach pad and also oxidation re- logging of selected diamond drill holes selected across all the Namoya deposits;
-	undertaking trial and operational grade control at Seketi and Mwendamboko;
-	pitting program at Matete site proposed for the relocation of artisanal miners from the Namoya mine foot print.

In 2014, an exploration review for potential brownfield targets was carried out during the last quarter. The aim was to identify potential definition drilling targets for quick resource and reserve additions. This involved a desk review of all previous work undertaken, and targets for potential resource upgrade and growth were refined. The review was followed by two months of field work which included trenching, channeling and pit sampling. Initial focus was on the Namoya Summit-Filon B area and other new exposures made available in road cuts in Seketi and Kakula due to mine development.

The focus of 2015 exploration activities at Namoya was to generate and define near-mine exploration targets for follow-up drilling, aimed at increasing resources and enhancing the mine’s future economics and profitability. Activities were preceded by a follow-up auger drilling program in the Namoya Summit, Seketi and Bulawayo prospects, targeting untested soil anomalies. Follow-up RC drilling was focused on the footwall and hanging wall mineralization zones, in the Namoya Summit orebody, and in the historically high grade Filon B zone. A total of 50 RC drill holes were completed using an in-house rig during 2015. A total of 3,718 metres were drilled, generating 3,797 RC samples. Auger drilling for the year achieved a total of 977 auger holes for 2,632.10 metres generating 3,331 auger samples. A total of 235.30 metres of channels were completed generating 244 channel samples. Significant intersections and a discovery of new mineralized zones in the Filon B and Namoya Summit Hanging Wall formed the highlight of Namoya exploration during 2015, as detailed in the Company’s press releases dated September 18, 2015 and February 24, 2016 (copies of which press releases can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov). The results are planned to be used to upgrade the Namoya mineral resources.

Sampling and Analysis

Reference is made to sections 10 and 11 of the Namoya Technical Report (which sections are entitled "Sample Preparation, Analyses and Security" and "Data Verification" respectively) for information in respect of sampling and analysis at Namoya. Sections 10 and 11 of the Namoya Technical Report are incorporated by reference into, and form part of, this AIF. A copy of the Namoya Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Security of Samples

Reference is made to section 10 the Namoya Technical Report (which section is entitled "Sample Preparation, Analyses and Security") for information in respect of security of samples at Namoya. Section 10 of the Namoya Technical Report is incorporated by reference into, and forms part of, this AIF. A copy of the Namoya Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Mineral Resource and Mineral Reserve Estimates

In a press release dated June 8, 2015, the Company announced updated mineral resource estimates and mineral reserve estimates for the Namoya property, which are set out in the following tables. The said press release is incorporated by reference into, and forms part of, this AIF. A copy of the said press release can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Namoya Mineral Resources (effective date: December 31, 2014)

Category	Tonnes (Mt)	Grade (g/t Au)	Gold (Moz)
(Oxide & Free-milling)
Measured	22.95	1.95	1.44
Indicated	5.78	1.61	0.30
Measured and Indicated	28.72	1.88	1.74
Inferred	6.35	1.63	0.33

Note: The above estimates use a 0.4 g/t Au cut-off grade.

Cautionary Statements

Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. U.S. investors should read the "Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates" above concerning the difference between "resources" and "reserves".

Namoya Mineral Reserves (effective date: December 31, 2014)

Category	Tonnes (Mt)	Grade (g/t Au)	Gold (Moz)
Proven	18.44	1.98	1.17
Probable	2.09	1.43	0.10
Total Proven and Probable	20.53	1.92	1.27

Note: Rounding of numbers may result in computational discrepancies. Mineral reserves are included in the mineral resources.

The key assumptions used for the determination of the mineral reserves at Namoya are set out below:

Input Data	Units
Gold price	US$ 1,200 per ounce
Mining costs	US$ 3.54/tonne mined
Processing costs	US$ 10.72/tonne processed
General and administration costs	US$ 5.60/tonne processed
Royalties and selling costs	US$ 39.06/ounce
Mining dilution	5% at zero grade
Reserves cut-off grade	0.43 g/t Au recoverable
Mining recovery	100%
Pit slopes	40 to 50 degrees
Metallurgical recovery	Oxides (88%), Transitional (84%), Fresh (80%)

Exploration and Development

Throughout 2015, Namoya progressed through the development stage with sustained productivity improvements in the fourth quarter culminating in the declaration of commercial production effective January 1, 2016.

Development at Namoya in 2015 began with the installation and commissioning of the agglomeration drum to modify the initial design of the hybrid processing circuit into an agglomerated heap leach circuit. Following the commissioning of the agglomeration drum, upgrades to the processing circuit were carried out throughout the balance of the year in order to increase the throughput and stacking capabilities of the operation. Daily processing and stacking levels consistent with expectations were achieved; however, the utilization of the processing circuit was restricted by the availability of ore from the mining operations due to the delay in the mobile truck fleet due to lack of funds. This shifted the focus from the processing circuit to the mine productivity including ore delivery, which was supplemented with ore from low grade stockpiles. The CIL circuit was not utilized during 2015 as the focus of the operations continued to reach steady state production in the heap leach processing circuit.

Mining operations at Namoya improved throughout the year with continued contributions from new mining equipment beginning late in the second quarter through the end of the year. Namoya mined a total of 4,768,041 tonnes in the year, including 1,179,096 tonnes of ore at an average strip ratio of 3.04. Low excavator availability in the third quarter restricted mining productivity and significantly impacted ore delivery. Availabilities were improved in September with the commissioning of the first component of the larger mining fleet which was followed by the commissioning of the CAT 777s in phases throughout November. The CAT 777 mining fleet was fully commissioned in early December and contributed to moving over 700,000 tonnes of material for the month. The commissioning of the larger mining fleet represented the final step towards Namoya being able to operate in a manner consistent with management expectations.

During 2015, the Namoya mine produced 47,837 ounces of gold from a total of 1,416,179 tonnes of ore, stacked and sprayed on the heap leach pads, at an indicated head grade of 1.88 g/t Au. During the fourth quarter of 2015, Namoya produced 15,901 ounces of gold through the stacking of 383,913 tonnes on the heap leach.

In January 2016, the Namoya operations experienced a disturbance as a result of an incident involving an illegal incursion into the Mwendamboko pit by artisanal miners. The incident was amicably resolved with the support of Maniema provincial government officials and local community leaders, with the artisanal miners having left the pit peacefully. Unfortunately, an individual was killed by the local Police detachment of the National Police of DRC (PNC) outside the mine footprint and prior to the incursion. Some mining equipment was damaged during the incident which impacted operations for the period immediately following the incident; however, repairs were carried out and available resources were redirected to mitigate the impact. Production activities were impacted during the month of February 2016 and returned to expected levels during March 2016.

During 2015, the Company recorded a non-cash impairment charge totalling US$84.3 million against the Namoya Mine Under Construction balance in its consolidated financial statements, resulting in a net balance of US$388.0 million as at December 31, 2015. The non-cash impairment charge recorded was due to the aggregate adverse impact of the current period economic performance of Namoya compared to expectations, a decrease in the long term gold price outlook, the build-up of capitalized borrowing costs (interest and dividends directly attributable to the construction of the asset) and pre-commercial operating losses from the extended ramp up due to the delay in financing, the commissioning of the mobile fleet and the redesign of the plant as well as a consolidated enterprise value that is lower than the net assets of the Company.

Under International Financial Reporting Standards, in addition to the project development and the associated exploration and evaluation costs, the Mine Under Construction balance includes borrowing costs, depreciation and pre-commercial operating losses. Prior to the recognition of impairment charges in the current year, as at December 31, 2015, the Mine Under Construction balance included over US$88 million of borrowing costs, US$24 million of depreciation and approximately US$38 million of pre-commercial operating losses. The 2015 year-to-date non-cash impairment charge of US$84.3 million was less than the amount of the above indirect project development costs, indicating that the direct Namoya project development costs are recoverable under the prevailing market conditions.

Namoya Exploration Program Planned for 2016

The 2016 planned exploration activities at Namoya are aimed at replacing depleted resources and growing resources through near-mine in-house delineation drilling within 2.5 kilometres of the existing mine plant. Exploration activities at Namoya for 2016 are planned to include the following;

  Completion of a third phase infill RC drilling program with up to 1,200 metres planned for the Namoya Summit and Filon B deposits in the first half of the year;
  Undertaking first phase of 1,800 metres of RC drilling at the Seketi and Bulawayo prospects located south of the Mwendamboko orebody;

  Undertaking a review and a 4,000 metre diamond drilling program targeting mineralization below the Namoya Summit and Mwendamboko open pit resources in the second half of the year as part of a preliminary economic study of the Namoya deeps;
  Continuing with follow-up auger drilling over untested targets in Kangurube (southwest of Namoya Summit), northwest of the Mwendamboko and Muviringu prospects;
  Commencing follow-up auger drilling and a geological mapping program in the Matongo and Kimbala prospects located approximately 1 kilometre northwest of the Mwendamboko deposit; and
  Undertaking 4 square kilometres worth of ground IP surveying over areas in the immediate southeast and northwest of the Namoya mineralization.

3.3.3     Lugushwa

The Lugushwa property consists of three exploitation permits covering an area of 641 square kilometres and is located approximately 150 kilometres southwest of the town of Bukavu in the South Kivu Province in the east of the DRC. Banro's DRC subsidiary, Lugushwa Mining S.A., has a 100% interest in the said permits.

Between 1958 and 1996, some 457,000 ounces of gold were reportedly produced from alluvial and primary sources at Lugushwa. The primary gold mineralization identified at Lugushwa is quartz vein hosted, and is either in single high grade veins or in swarms of several parallel veins and pods. At the close of operations in 1996 there remained unexploited resources in the various deposits as well as several primary anomalous targets that had not been fully explored.

The majority of the historical information for Lugushwa relates to surface work (trenching and geochemical pits) comprising 7,378 individual records. Based mainly on this historical database, Banro's independent consultants, SRK, derived an inferred mineral resource estimate for Lugushwa which was reported in the “SRK Technical Report” (as defined below) in February 2005.

An exploration camp was established at Lugushwa by Banro in January 2005. Exploration work consisting of gridding, geological mapping, soil, trench and adit sampling continued during 2006, with core drilling commencing in February 2006. A total of 54 core holes totaling 8,332 metres were drilled in 2006. Drilling was focused on prospects G20/21, D18/19, Carriere A and Kimbangu.

In 2007 exploration continued to evaluate the G20/21 and D18/18 prospects at Lugushwa. To achieve this objective, 12,000 meters of core drilling was budgeted for but due to poor performance only 11 core holes totaling 2,493.06 metres were drilled resulting in the termination of the drilling program in May 2007. Regional exploration encompassing LIDAR, aeromagnetic and radiometric surveys over the Lugushwa concessions was also undertaken during the period.

The 2008 exploration focused on the evaluation of the G20/21 and D18/18 prospects. To achieve this objective, 32 holes totaling 5,518.16 meters of core drilling were completed. In total, the Company drilled 97 core holes totaling 16,333.06 metres since the commencement of drilling in 2006. The target generation and ground follow-up exercise that was initiated in 2007 was continued, leading to the definition of new drill targets. Metallurgical testwork on the various ore types (oxide, transitional and sulphide) was initiated.

In 2009, following the downturn in funding as a result of the global economic crisis, exploration focus was restricted to regional low-cost activities involving trenching, rock sampling, auger drilling and geological mapping. Focus was directed on the Kimbangu–Mpongo mineralised trend.

In 2010, exploration activities focused on refining the geological understanding of the Kimbangu–Mpongo mineralised trend to assist with drill targets generation. Low cost exploration techniques involving auger drilling and trenching were applied prior to shallow depth drilling. As a result, better understanding and extensions to known mineralisation at G20-21, D18-19, Carriere A, Mpongo, Kimbangu, and G7-Mapale were delineated. The exploration coverage also involved surface and drainage geological mapping which assisted in the refining of previous deposit and prospect mineralisation models.

Minimal exploration activities were conducted over the reconnaissance and target generation areas mainly, ground truthing, drainage mapping and interpretation of geophysical data. Reconnaissance targets are Kelekele, Simali, Kilima, G8, Kolo, Bata and Kilunga. Target generation areas on the Lugushwa property include the following; Kabonzo, Miasa, Tunkele, Kinsulya, Zhibo, Minkumbu, Mapale, Kitemba, Shabangonga, Mabondo, G3-Byombi, and River terrace alluvials.

Field work in 2011 was focused on (a) extension of the Lugushwa existing soil grid in its southern and western parts respectively in Minkumbu and Kinsulya areas, (b) auger drilling program to test stream sediment anomalies catchments at Kabonzo-Miasa area and soil anomalies in the Kimbangu-Mpongo belt and (c) diamond drilling program for metallurgical samples and delineation of oxide resource from the 4.5 kilometre long Kimbangu–Mpongo trend. Forty three (43) diamond holes totaling 3,351.96 metres, 243 auger holes totaling 1,811.65 metres, and 17 trenches totaling 327.50 metres were achieved. A total of 20.72 line kilometers were opened and 546 soil samples and 25 rock chips samples were collected during geological surface mapping.

Field work in 2012 was focused on (a) diamond drilling for oxide resource delineation and (b) target generation using auger drilling and trenching. Regional exploration work conducted during 2012 involved surface mapping and sampling, stream sediment sampling and channel sampling in the Kamwanga and Kabikokole areas respectively located over the Lugushwa eastern and northwestern geophysical targets. During the year, an orientation IP survey program was conducted over the G7- Mapale area to test the viability of using geophysics in delineating disseminated sulphide zones. At the same time surface mapping concurrent with the trenching/channeling program and rock chip sampling on the G20-21 deposit, Carrière A and G8-Kolo prospects and regolith mapping and sampling in old drill pads were undertaken. Apart from field operations, work also focused on routine data entry, geological modeling, map compilation and Lineament Interpretation based on the regional aeromagnetic data of the Kimbangu-Mpongo mineralized trend and regional structural setting. At the end of 2012, work statistics were as follows: 57 diamond holes totalling 5,185.25 metres, 489 auger holes totaling 2,698.30 metres and 35 trenches/channels totalling 489.30 metres were achieved. A total of 90 stream samples, 103 rock chips samples and 202 regolith samples were collected during surface geological mapping. A total of 13.60 line kilometres were opened for IP survey work.

Overall, project-wide diamond drilling statistics at the Lugushwa project since 2005 to the end of 2012 stood at 24,894.00 metres for 200 diamond drill holes from which a total of 26,464 core samples were collected for gold assaying. The comparative diamond drilling production in Lugushwa since 2005 to December 2012 is represented in the figure below.

Lugushwa Exploration Activities – 2013 to 2015

In 2013, the planned exploration program at Lugushwa was significantly reduced to accommodate the focus of completing the construction of the Namoya mine and the Twangiza mine expansion. As a result, there was no diamond or reverse circulation drilling at Lugushwa in 2013. Exploration activities at the Lugushwa project in 2013 involved (a) extension of soil geochemistry coverage of the Lugushwa grid, (b) follow-up auger drilling in various prospects, (c) trenching/channeling, (d) alluvial/terrace pit sampling, and (e) surface/drainage geological mapping of selected areas. Prospects and areas where exploration activities were focused included G7-Mapale, Carriere A, Mpongo, Mulezi (west of Mpongo prospect) and Kamasani (south of Mpongo prospect), Minkumbu, G8-Kolo, Duru (East of Carriere A) and the alluvial terraces of Kakangala. By the end of the year, the following work statistics were realized:

-	a total of 76.36 kilometres lines were opened for a total of 2,010 soil samples;
-	1,073 auger holes representing 5,699.60 metres generating 7,253 auger samples;
-	406.30 metres representing 423 trench/channel samples were achieved;
-	a total of 11 stream sediments;
-	10 orientation stream sediments BLEG samples were collected;
-	14 rock chips collected from surface mapping;
-	a total of 136 pit terrace samples were collected during the year.

In 2014, field activities at Lugushwa included (a) limited auger drilling, channel/trenching and surface/drainage geological mapping in selected areas located along the 15.3 kilometre Minkumbu – Kabonzo Miasa Northeast- southwest trend, (b) a wide scale BLEG sampling program over the Lugushwa concession, and (c) IP survey work at the Manungu and Kimbangu prospects. The 2014 exploration activities resulted in the discovery via auger sampling of the Manungu prospect, which is located in workings with narrow high grade sheeted quartz veins occurring in zones varying from between 15 metres to 25 metres wide with a strike length of about 500 metres.

In 2015, due to the continuing objective of conserving funds to support the mining operations, exploration activities at Lugushwa were focused on grassroots target generation and low cost follow-up work. Grassroots target generation activities were focused on a regional BLEG sampling program conducted in the southwestern part of the concession. A total of 7 BLEG samples were collected in the area. Follow-up activities included wildcat soil sampling in targets located north east of the Lugushwa concession. A total of 108 soil samples were collected from a 320 metre by 40 metre wildcat grid. Geological mapping and channel sampling were undertaken in the G8-Kolo, Bata and Miasa prospects. Significant results from these activities included a channel intersection at the G8-Kolo prospect measuring 15.20 metres grading 3.38 g/t Au from 0.00 metres and 2 anomalous gold-in-soil anomalies (greater than 50 ppb Au in soils) from Miasa and Nyangurube with over 1,000 metres of strike extension and a width of up to 300 metres. Limited activities (mainly follow-up mapping and reconnaissance alluvial pitting activities) were conducted within the already known 5 kilometre-long mineralization area spanning from Minkumbu in the southwest to Kimbangu and G7 prospects in the central part of the Lugushwa project.

Lugushwa Exploration Program Planned for 2016

For 2016, low level exploration activities will continue during the first half of the year, a result of Company-wide cash flow management and a focus on near-mine immediate term impact exploration. During 2016, follow-up and infill soil sampling in the targets identified northeast of the Lugushwa concession and those in the BLEG coverage in the southwestern part of the concession will be prioritized. Follow-up geological mapping and channel sampling will be on going in the G8-Kolo and Bata prospects. In the second half of 2016, and depending on the cash flow situation of the Company, a follow-up shallow RC drilling program of targets within the NE-SW trending 15.3 kilometres of mineralization occurrences at Lugushwa will be undertaken. A total of 10,400 metres of RC drilling is contemplated using an in-house rig aimed at increasing the confidence in existing resources, and generating additional inferred resources. These activities are in-line with the aim of advancing the Lugushwa project up the value curve by updating the in-house economic studies.

Lugushwa Mineral Resources

In a press release dated June 8, 2015, the Company announced updated mineral resource estimates and mineral reserve estimates in respect of its DRC projects. The current mineral resource estimates for the Lugushwa project are set out in the following table (the effective date of these estimates is December 31, 2014). The said press release is incorporated by reference into, and forms part of, this AIF. A copy of the said press release can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Category	Tonnes (Mt)	Grade (g/t Au)	Gold (Moz)
(Oxide)
Indicated	16.91	1.35	0.73
Inferred	6.17	1.56	0.31
(Transition & Fresh)
Inferred	65.01	1.54	3.22

Note: The above estimates use a 0.4 g/t Au cut-off grade.

Cautionary Statements: Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. U.S. investors should read the "Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates" above concerning the difference between "resources" and "reserves".

There are currently no mineral reserve estimates for the Lugushwa project.

Lugushwa Technical Report

Reference is made to the technical report on the Lugushwa project dated March 15, 2013 and entitled “Independent National Instrument 43-101 Technical Report on the Lugushwa Gold Project, South Kivu Province, Democratic Republic of the Congo” (the “Lugushwa Technical Report”), a copy of which report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov. Sections 4 to 10 of the Lugushwa Technical Report (which sections are entitled “Accessibility, Climate, Local Resources, Infrastructure and Physiography”, “History”, “Geological Setting and Mineralisation”, “Deposit Types”, “Exploration”, “Drilling”, and “Sample Preparation, Analyses and Security” respectively) are incorporated by reference into, and form part of, this AIF.

3.3.4     Kamituga

Previous Exploration and Mining

The Kamituga project is located approximately 100 kilometres south west of the city of Bukavu in the South Kivu Province of the eastern DRC. The Kamituga project is comprised of three exploitation permits, namely PE37, PE39 and PE 40.

Gold was first reported in the Kamituga region from rich alluvial sources in the 1920s. Regional infrastructure was developed from 1930 to 1938, when intense alluvial exploration and exploitation took place. Exploration in the Mobale River was carried out from 1933 to 1935 with exploitation being undertaken from 1937 to 1996. Historical records suggests approximately 850,000 ounces of gold were recovered from the period 1924 to 1960. Mining of the rich quartz reefs started in 1937, with commissioning of a cyanide flotation plant. The principle mining method employed was underground room and pillar, utilizing 50 metre panels and approximately 20% pillars. It is estimated that from 1936 to 1966, more than 804,000 ounces of gold were recovered from the D3-Mobale mine. Limited open pit mining was also undertaken in the Tshanda area, east of the Mobale mine. The mining activities at Kamituga were stopped in 1996 following civil unrest.

Banro commenced exploration work on the Kamituga project in 1998 by reviewing the geology, gold mining and resources using an independent consultant (SRK (UK)).

In the technical report of SRK (UK) (formerly Steffen, Robertson and Kirsten (UK) Ltd.) dated February 2005 and entitled "NI 43-101 Technical Report Resource Estimation and Exploration Potential at the Kamituga, Lugushwa and Namoya Concessions, Democratic Republic of Congo" (the "SRK Technical Report") (a copy of which report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov), SRK (UK) outlined the following mineral resource estimate for Kamituga, using a 1.0 g/t cut-off grade and based on polygonal methods using historical assay results from underground and surface channel sampling:

	Tonnes	Grade	Gold Ounces
Resource Category	(Millions)	(Au g/t)	(Millions)
Inferred	7.26	3.90	0.915

Cautionary Statements: Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. U.S. investors should read the "Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates" above concerning the difference between "resources" and "reserves".

Section 2 (entitled "Regional Geology") and section 3 (entitled "Kamituga") of the SRK Technical Report are incorporated by reference into, and form part of, this AIF.

There are currently no mineral reserve estimates for the Kamituga project.

From 2005 to 2010, Banro undertook extensive regional exploration of the Kamituga project utilizing airborne geophysics (magnetic and radiometric surveying) and remote sensing (LiDar surveys). Subsequent interpretation of the regional dataset led to the planning of a ground follow-up program, which was launched in February of 2011. The primary focus of the 2011 exploration campaign was to review, verify and ground-truth known mineralised zones within the 5 kilometre-long central Kamituga area. This area consists of 5 known prospects and mining centres which were operational during the SOMINKI period. They include Mobale (including D3, Tobola and Tshanda), G15, G22, Filon 20 and Kalingi. The program comprised of soil geochemistry, geological mapping, auger drilling and trenching. The 2011 exploration work at the Kamituga project included the following:

  8.64 kilometre by 3.72 kilometre area covered by soil geochemistry;
  4,867 soil samples collected over the grid;
  691 auger drill holes representing 3,664 samples collected;
  133.40 metres of adit sampling completed;
  3,339.45 metres of trenching representing 3,374 samples completed;
  530 rock chip samples collected and submitted for Au assaying; and
  4 RC drill holes completed representing 374 samples.

By using a threshold of 100 ppb gold over the completed grid, the soil geochemistry results received from laboratory outlined 5 significant gold-in-soil anomalies. The anomalies include the following:

  Mobale (including Tshanda, D3 and Tobola) – 2.00 kilometre long by 1.00 kilometre wide;
  Kibukila prospect (including Filon 20) – 2.5 kilometre long by 0.30 kilometre wide;
  G15 prospect – 1.0 kilometre long by 0.20 kilometre wide;
  G22 prospect – 0.5 kilometre long by 0.30 kilometre wide;
  Kalingi prospect – 3.0 kilometre long by up to 0.20 kilometre wide zone of spot anomalies.

In addition to the field activities, office work included: detailed review and interpretation of the regional geophysical and remote sensing datasets, aimed at developing a regional geology and mineralisation model. Priority targets outlined from the review include the northwestern part of the Kamituga project where a circular structure was noted from the dataset. This structure is interpreted to represent a refolded fold of competent Paleoproterozoic terrain and has known artisanal workings. Other targets are the southwestern extension of the workings from the current grid coverage and numerous spot anomalies located to the northeast of the current grid.

The 2012 exploration activities in the Kamituga project included gridding, soil sampling, geological mapping, trenching, auger drilling, RC drilling, diamond drilling and geophysics survey (Induced Polarity (IP) and Pole-Dipole (PDP)). Gridding during 2012 focused on the extension of the central Kamituga soil grid to the southwest (Kobokobo) and northwest (Manungu) with the aim of generating additional targets. A total of 3,311 soil samples were collected (at a grid spacing of 160 metres x 40 metres) for gold analysis. Using a threshold value of 100 ppb, assay results received from the laboratory highlighted an open ended zone gold-in-soil anomaly at the south-western part of the Kobokobo grid.

During 2012, and in tandem with the soil sampling program, geological mapping and rock chip sampling were conducted on workings and exposures covering the soil grids, with the aim of understanding the geology, structure and style of mineralization of the area. A total of 24 rock chips samples were collected during this campaign. Some of the rock chips samples returned significant assay results (2.68 g/t Au, 1.65 g/t Au, 1.53 g/t Au, 0.60 g/t Au).

During 2012, no adit works (mapping and sampling) were carried out in the Kamituga area. Assay results for adit MOB-AD2 (Mobale prospect) mapped and sampled in 2011 was received from the laboratory. Significant intersections include 42.00 metres at 1.07g/t Au from 4.00 metres. As a follow-up to the soil geochemistry program, auger drilling was undertaken at the Kibukila, Filon20 and Kobokobo prospects with the aim of delineating bedrock mineralization. 484 auger holes totaling 2,464.65 metres were drilled, and 2,801 samples were collected for gold analysis. Thirty percent (30%) of the assay results returned values ranging between 0.10 g/t Au and 7.04g/t Au.

A trenching, channel sampling and mapping program was conducted at Mobale, Kibukila, Filon20, G15, Kalingi and Kobokobo prospects during 2012. The program was aimed at (a) testing gold-in-soil anomalies, (b) following-up the mineralization resulting from rock chip samples, and (c) testing gold mineralization of exposures showing significant hydrothermal alteration. Forty nine (49) trenches totaling 1,351 metres were excavated from which 1,376 channel samples were collected.

Exploration diamond drilling (DD) was conducted at the Kibukila, Mobale, G22 and Filon 20 prospects while reverse circulation (RC) drilling was conducted at the Kibukila, Mobale and G22 prospects. The drilling was aimed at confirming and following-up the historical data (Mobale, Filon20 and G22 prospects), and to test the down-dip and strike extensions of the intersected anomalies in the trenches/channels and other previously drilled holes within the prospects. A total of 36 DD holes totaling 4,771.55 metres and 27 RC holes totalling 2,959 metres were drilled during 2012. The samples generated from the above programs were respectively 5,012 and 2,909 for DD and RC drilling.

Details of the results of the Company’s exploration activities in Kamituga during 2012 are included in the press release of the Company dated November 15, 2012 entitled "Banro Provides Exploration Update for Projects in the DRC, Including Significant Drill Intersections at Namoya, Lugushwa and Kamituga". The said press release is incorporated by reference into, and forms part of, this AIF. A copy of the said press release can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The geology of the Kamituga project comprises of weakly metamorphosed sediments, with metapelite with metasiltstone intercalation, which have been intruded by weakly metamorphosed diorite sills and irregulars pegmatite. Basaltic flow of neogene age overlay the metasediments-intrusive rock package especially to the northeastern, eastern, southeastern and southerly part of the Kamituga project. The metasediments predominantly trend northeast with shallow to moderate dips to the southeast. Several east west trending structures with southerly dips have been documented in the Filon20, D3, Mobale, Kobokobo and G15 prospects.

Results received to date indicate that the gold mineralization at the Kamituga project is hosted largely within, and on the margins of the quartz veins; and locally within the quartz stock-work veining and in the metadiorite with sulfide mineralization. Minor components were also intersected in the strongly and moderate altered metasediments in association with sulphides (pyrite and arsenopyrite). The vein ranges from 0.5 metres to 3 metres thick but there is variation in thickness along strike and down dip.

DGPS surveying started in April 2012, by establishing 11 control points at the Tukolo camp, Tshanda camp and at different prospects within the Kamituga project. As of year-end, all holes (RC and DD) drilled at different prospect were surveyed. An orientation Induced Polarization (IP) survey at Kibukila and nearby prospects was completed during the year by GEOSPEC, a geophysical company from Botswana. A total of 11 lines covering 13 kilometres with NW-SE orientation lines were analyzed for resistivity and chargeability. The readings were recorded at 25 metre spacing along lines 100 metres apart. The Pole Dipole survey was conducted on 4 lines (Line500, line600, line700 and line1000) that crossed the central Kibukila prospect with the aim of studying the down-dip and strike extension of the best intersected zones during the drilling program, as well as understanding the 3D orientation of the sub surface geology.

Kamituga Exploration Program – 2013 to 2015

Exploration activities at Kamituga for 2013 were scaled down to conserve funds to support the construction of the Namoya mine and the Twangiza mine expansion. Exploration activities on the Kamituga project during 2013 included the following activities:

-	gridding for soil geochemistry sampling;
-	geological mapping;
-	rock chips sampling;
-	trenching;
-	adits sampling;
-	orientation BLEG sampling;
-	auger and diamond drilling.

Exploration focus was directed at extending coverage of the Kibukila prospect by using diamond and auger drilling, surface and adit mapping and rock chips sampling. Other areas of focus were the G15 and Mobale prospects, and areas in the north east (Lubyala) and south of the Kamituga soil grid (Miseghe).

Exploration activities at the Kamituga project during the year 2014 included geological mapping, trenching, adit sampling, auger drilling, BLEG sampling and geophysics surveys (Induced Polarity (IP) and Pole-Dipole (PDP)). These programs were conducted in the Mobale, Kibukila, Filon20, G15, G22, Lubiala, Kobokobo, Miseghe, Kiloboze and Itabi-Bikolongo prospects. The results from the BLEG sampling showed a very good correlation between known mineralization locations which have been identified using other geological exploration methods.

During 2015 and similar to Lugushwa, low level exploration activities at Kamituga were focussed in regional grassroots target generation and limited follow-up work in existing prospects. Grassroots activities involved a regional BLEG sampling program covering significant areas in previously untested grounds in the concession. A total of 68 soil samples were collected around the concession. Wildcat soil sampling programs in the southeast (Lumembe) and northwest (Nyabongo) of the concession were undertaken generating 250 soil samples from 320 metre by 40 metre grids. As a result of these activities, several BLEG anomalies have been identified in more than five catchment areas. In addition, the wildcat Lumembe soil samples returned anomalous gold-in-soil values (greater than 80 ppb gold-in-soil) defining zones with over 800 metres of strike length and up to 300 metres in width. Follow-up activities involved auger drilling, channel sampling and geological mapping in the known prospects of Kibukila, G22, Filon 20 and Kobokobo. Significant channel intersections from the G22 and Mobale West prospects included the following:

  Channel MB-CH28: 17.00 metres grading 1.83 g/t Au from 1.00 metre,
  Channel MB-CH29: 6.00 metres grading 1.85 g/t Au from 0.00 metre, and

  Channel G22-CH9: 7.00 metres grading 1.27 g/t Au from 7.00 metres.

Kamituga Exploration Program Planned for 2016

In 2016, exploration activities are planned to focus on the following, having regard to Company-wide cash flow management and a focus on near-mine immediate term impact exploration:

  Low level follow-up and infill soil sampling and geological mapping in the Lumembe and Nyabongo prospects during the first half of the year;
  Follow-up of anomalous BLEG catchments by wildcat soil sampling and reconnaissance mapping;
  Low cost follow-up work in the Kobokobo and G22-Mobale prospects using auger drilling and channel sampling; and
  Undertaking 2,600 metres of RC drilling using an in-house RC rig at the Kibukila, G22, Mobale West and Kobokobo prospects in the fourth quarter of 2016, aimed at defining new inferred resources.

3.3.5     Other Exploration Properties

The Company's DRC subsidiary, Banro Congo Mining S.A., holds 14 exploration permits covering a total of 2,638 square kilometres of ground located between and contiguous to the Company's Twangiza, Kamituga and Lugushwa properties and northwest of Namoya. The applications for these permits were originally filed with the Mining Cadastral in the DRC, shortly after implementation of the DRC's new Mining Code in June 2003, and were awarded to Banro Congo Mining S.A. in March 2007. In addition to these permits, the Company is also pursuing the acquisition of an exploration permit located in the immediate south of the Twangiza project along the NNW-SSE mineralized trend.

No ground field work was conducted in respect of the Banro Congo Mining S.A. properties during 2015. Several site visits to known artisanal workings in the Mwenga area were conducted for the purpose of validation of those workings with relation to tin, tantalum and tungsten mineralization potential. In 2016, a limited BLEG sampling program is planned to be undertaken in the Mwenga general area along the NE-SW trending structures which extend into the Kamituga concession. This will form the basis of evaluation of potential of the exploration permits and motivate for future follow-up work.

3.3.6     Qualified Person

Daniel K. Bansah, the Company’s Head of Projects and Operations and a "qualified person" (as such term is defined in NI 43-101), is responsible for the technical information in this AIF relating to the Company’s mineral properties. Mr. Bansah has reviewed and approved such information.

ITEM 4: DIVIDENDS

Subject to the requirements of the CBCA and the restrictions provided by the covenants given by the Company in connection with the 2013 Concurrent Offering (see item 5.1 of this AIF ("Authorized Share Capital") below) and the covenants given by the Company to Noteholders pursuant to the Company’s debt financing completed in 2012 (see item 5.2 of this AIF ("2012 Notes") below), there are no restrictions in the Company's articles or by-law that would restrict or prevent the Company from paying dividends or distributions. However, the Company has not paid any dividend or made any other distribution in respect of its outstanding common shares and management does not anticipate that the Company will pay dividends or make any other distribution in respect on its common shares in the foreseeable future. The Company's board of directors, from time to time, and on the basis of any earnings and the Company's financial requirements or any other relevant factor, will determine the future dividend or distribution policy of the Company with respect to its shares.

In April 2013, the Company closed a short form prospectus offering of 50,218,634 common shares of the Company and 116,000 series A preference shares of the Company (the "Series A Shares"), together with a concurrent private placement of 1,200,000 preferred shares (the "Subco Shares") of Banro Group (Barbados) Limited (a subsidiary of the Company) ("Subco") and 1,200,000 associated series B preference shares of the Company. See item 5.1 of this AIF ("Authorized Share Capital") below for additional information in respect of these transactions, the Subco Shares and the said preference shares of the Company.

In 2013, the Company and Subco declared the following cash dividends on the Series A Shares and Subco Shares, respectively: US$0.53 per share (paid on June 28, 2013), US$0.62 per share (paid on September 30, 2013), and US$0.58 per share (paid on December 31, 2013).

In 2014, the Company and Subco declared the following cash dividends on the Series A Shares and Subco Shares, respectively: US$0.56 per share (paid on March 31, 2014), and US$0.57 per share (paid on June 30, 2014).

In 2015, the Company and Subco declared the following cash dividends on the Series A Shares and Subco Shares, respectively: US$0.57 per share (paid on March 23, 2015), US$0.67 per share (paid on June 4, 2015), US$0.68 per share (paid on June 4, 2015), and US$0.75 per share (paid on July 1, 2015).

In February 2014, the Company closed a US$40 million financing involving the issue of 40,000 exchangeable preferred shares (the "Exchangeable Preferred Shares") to investment funds managed by Gramercy Funds Management LLC by way of a non-brokered private placement. The Exchangeable Preferred Shares were issued by two Banro subsidiaries (Namoya (Barbados) Limited and Twangiza (Barbados) Limited; 20,000 shares issued by each such subsidiary). As a result of the capitalization of dividends, there are currently outstanding a total of 43,066.96 Exchangeable Preferred Shares. See item 5.5 of this AIF ("Exchangeable Preferred Shares") below for additional information in respect of the Exchangeable Preferred Shares.

In 2014, the following cash dividend was declared on the Exchangeable Preferred Shares: US$20.16 per share (paid on June 2, 2014).

In 2015, the following cash dividends were declared on the Exchangeable Preferred Shares: US$20.16 per share (paid on June 1, 2015), US$20.16 per share (paid on August 31, 2015), and US$19.95 per share (paid on November 30, 2015).

ITEM 5: DESCRIPTION OF CAPITAL STRUCTURE

5.1        Authorized Share Capital

The Company's authorized share capital consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series, of which 302,159,005 common shares, 116,000 series A preference shares and 1,200,000 series B preference shares were issued and outstanding as of the date of this AIF.

The following is a summary of the material provisions attaching to the Company’s common shares and preference shares as a class.

Common Shares

The holders of the common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of the shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Subject to the prior rights of the holders of the preference shares or any other shares ranking senior to the common shares, the holders of the common shares are entitled to (a) receive any dividends as and when declared by the board of directors, out of the assets of the Company properly applicable to the payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Company in the event of any liquidation, dissolution or winding-up of the Company.

Preference Shares

The board of directors of the Company may issue the preferences shares at any time and from time to time in one or more series, each series of which shall have the designations, rights, privileges, restrictions and conditions fixed by the directors. The preference shares of each series shall rank on a parity with the preference shares of every other series, and shall be entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in the payment of dividends and the return of capital and the distribution of assets of the Company in the event of the liquidation, dissolution or winding-up of the Company.

Series A Preference Shares and Subco Shares

On April 25, 2013 (the "Closing Date"), the Company closed a short form prospectus offering (the "2013 Offering") of common shares of the Company and series A preference shares of the Company ("Series A Shares"), together with a concurrent private placement (the "2013 Concurrent Offering") of preferred shares ("Subco Shares") of Banro Group (Barbados) Limited (a subsidiary of the Company) ("Subco") and associated series B preference shares of the Company ("Series B Shares"). The 2013 Offering consisted of 50,218,634 common shares of the Company priced at Cdn$1.35 per share for gross aggregate proceeds of Cdn$67,795,156 and 116,000 Series A Shares priced at US$25.00 per share for gross aggregate proceeds of US$2,900,000. The 2013 Concurrent Offering consisted of 1,200,000 Subco Shares and 1,200,000 associated Series B Shares priced at US$25.00 per Subco Share and Series B Share for gross aggregate proceeds of US$30,000,000.

With respect to both the Series A Shares and the Subco Shares (both such shares shall be referred to in this paragraph and the next three paragraphs as the "Preference Shares"), quarterly preferential cumulative cash dividends accrue and, if, as and when declared by the applicable board of directors are payable on the last day of each of March, June, September and December in each year from the date of issuance. The amount of dividends that will accrue on the Preference Shares on any dividend payment date shall generally be an amount per share equal to the product obtained by multiplying (i) the Dividend Liquidation Preference (which is defined in the Company’s articles of amendment dated April 23, 2013, a copy of which can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov) on such dividend payment date by (ii) the quotient obtained by dividing (A) the Production Schedule Yield (which is defined in the Company’s articles of amendment dated April 23, 2013 and which varies between 10% and 15% depending on the aggregate monthly production level at the Company’s operating mines) on such dividend payment date by (B) four.

The Preference Shares are not redeemable at the option of the Company or Subco, as applicable, until the later of (i) the first date on which the Company and its subsidiaries have achieved total cumulative gold production of 800,000 ounces from and including the Closing Date and (ii) the date that is five years from the Closing Date.

Commencing on the first day after the date that is five years from the Closing Date, for so long as the Company and its subsidiaries have achieved total cumulative gold production that is less than 800,000 ounces from the Closing Date, each holder of the Preference Shares will have the option at any time to require the Company or Subco, as applicable, to redeem all or a part of its Preference Shares.

Commencing on the tenth anniversary of the Closing Date, each holder of a Preference Share will have the option at any time to require the Company or Subco, as applicable, to redeem the Preference Shares legally available for such purpose.

Series B Preference Shares

The Series B Shares are held by the sole holder of all of the Subco Shares. The terms of the Series B Shares provide that, in the event that two quarterly dividend payments (whether or not consecutive) on the Subco Shares or the Series A Shares shall have accrued and been unpaid, the holders of the Series B Shares will be entitled to notice of, and to attend, at each annual and special meeting of shareholders or action by written consent at which directors of the Company will be elected and will be entitled to a separate class vote, together with the holders of the Series A Shares and the holders of any other series of shares of the Company ranking on a parity with such Series B Shares or Series A Shares either as to dividends or the distribution of assets upon liquidation, dissolution or winding up and upon which like voting rights have been conferred and are exercisable (such other series of shares being herein referred to as "Other Voting Stock") (it being understood that each Series B Share and each share of Other Voting Stock shall for such purpose be entitled to one vote per share) to elect two members to board of directors of the Company (the "Board") (each a "Preferred Holder Director") until dividends on the Subco Shares or Series A Shares have been paid in full or declared and set apart in trust for payment (whereupon such right shall cease unless and until another quarterly dividend payment on the Subco Shares or Series A Shares shall have accrued and been unpaid). In any such case, the Board will be increased by two directors, and the holders of the Series B Shares (either alone or with the holders of the Other Voting Stock) will have the exclusive right as members of such class, as outlined herein, to elect two directors at the next annual meeting of shareholders or at any special meeting or action by written consent at which directors of the Company will be elected.

5.2        2012 Notes

In March 2012, the Company closed a brokered private placement debt financing for total gross proceeds of US$175 million (the "2012 Debt Financing"). The 2012 Debt Financing involved an offering by the Company of 175,000 units (the "Units") consisting of US$175,000,000 aggregate principal amount of senior secured notes with an interest rate of 10% and a maturity date of March 1, 2017 (the "2012 Notes") and 8,400,000 warrants to purchase an aggregate of 8,400,000 common shares of the Company. Each such Unit consisted of US$1,000 principal amount of 2012 Notes and 48 warrants, with each such warrant entitling the holder to purchase one common share of the Company at a price of US$6.65 for a period of five years from the date of issuance of the warrant.

The following summarizes the terms of the 2012 Notes, and is subject to, and qualified by reference to, the provisions of the Note Indenture. A copy of the Note Indenture has been filed on, and can be obtained from, SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Total Principal Amount of
2012 Notes Outstanding:	US$175,000,000

Maturity Date:	March 1, 2017

Interest Rate:	10% per year.

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2012. Interest started accruing from March 2, 2012.

Guarantees:	The 2012 Notes are guaranteed (the "Note Guarantees") on a senior basis by the Company’s existing and future subsidiaries, other than certain immaterial subsidiaries.

Security:

The 2012 Notes and the Note Guarantees are secured on a second priority basis by liens on (a) all of the existing and after acquired property of the Company, including any and all capital stock the Company holds in its subsidiaries and other investments, (b) all of the existing and after acquired capital stock and other investments held by the Company's subsidiaries, and (c) all of the existing and after acquired property, including accounts receivable, letter of credit rights, inventory, deposit accounts, securities accounts, instruments and chattel paper, general intangibles, records related to any of the foregoing and certain assets related thereto, in each case held by the Company and the Company’s subsidiaries, but excluding any mining assets or other assets in respect of which the Company or the Company’s subsidiaries would be required to obtain approval from any governmental or regulatory authority in the DRC in order to incur liens on such assets, in each case, subject to specified permitted liens and certain exceptions.

Ranking:	The 2012 Notes and the Note Guarantees are senior obligations of the Company and the guarantors and:

•	rank equally in right of payment with all of the Company’s and the guarantors’ existing and future senior indebtedness;
•	rank senior in right of payment to all of the Company’s and the guarantors’ existing and future subordinated indebtedness;
•	are secured on a second priority basis by liens on the "Collateral" (as defined in the Note Indenture);
•

are effectively junior to any of the Company’s secured indebtedness that is either secured by assets that are not Collateral or which is secured by a lien senior to or prior to liens securing the 2012 Notes to the extent of the value of the assets securing such indebtedness; and

•	are structurally subordinated to all of the existing and future liabilities (including trade payables) of each of the Company’s subsidiaries that does not guarantee the 2012 Notes.

Optional Redemption:

The 2012 Notes are redeemable at the Company’s option, in whole or in part, at any time on or after March 1, 2014, at the redemption prices (expressed as a percentage of principal amount of the 2012 Notes to be redeemed) set forth below plus accrued and unpaid interest on the 2012 Notes, if any, to the date of redemption, if redeemed during the 12- month period beginning on March 1 of each of the years indicated below:

Year	Percentage
2014	110.0%
2015	105.0%
2016 and thereafter	100.0%

Prior to March 1, 2014, the Company could have redeemed some or all of the 2012 Notes at a price equal to 100% of the principal amount of the 2012 Notes plus a “make-whole” premium, plus accrued and unpaid interest, if any, to the date of redemption.

At any time prior to March 1, 2014, the Company could also have redeemed up to 35% of the original principal amount of the 2012 Notes with the proceeds of certain equity offerings at a redemption price of 110% of the principal amount of the 2012 Notes, plus accrued and unpaid interest, if any, to the date of redemption.

Special Mandatory Redemption:

In the event that (a) properties and assets of the Company and its subsidiaries from which a majority of the Company and its subsidiaries’ consolidated earnings before interest, taxes, depreciation and amortization is derived are seized, confiscated or nationalized by, or become subject to forfeiture to, any governmental, quasi-governmental, military or other similar authority, or any similar action shall have been taken or shall have occurred and the Company receives any compensation as a result of such event by way of settlement, judicial or arbitral award or otherwise, then the Company will be required to redeem all of the 2012 Notes at the "Asset Seizure Redemption Price" (as such term is defined in the Note Indenture).

Change of Control Offer:

Upon the occurrence of specific kinds of changes of control, holders of 2012 Notes will have the right to cause the Company to repurchase some or all of their 2012 Notes at 101% of the principal amount of the 2012 Notes, plus accrued and unpaid interest, if any, to the date of purchase.

Certain Covenants:

The Company issued the 2012 Notes under the Note Indenture with Equity Financial Trust Company, as trustee. The Note Indenture, among other things, limits the Company’s ability and the ability of its subsidiaries to:

•	incur additional indebtedness;
•	pay dividends or make other distributions or repurchase or redeem capital stock;
•	prepay, redeem or repurchase certain debt;

•	make loans and investments;
•	sell assets;
•	incur liens;
•	enter into transactions with affiliates;
•	enter into agreements restricting the Company’s subsidiaries’ ability to pay dividends; and
•	consolidate, amalgamate, merge or sell all or substantially all of the Company’s assets.

These covenants are subject to a number of exceptions and qualifications as set forth in the Note Indenture.

5.3        Warrants

The Company issued 8,400,000 warrants pursuant to the 2012 Debt Financing. Each such warrant entitles the holder to acquire one common share of the Company upon payment of US$6.65, subject to adjustment from time to time upon the occurrence of certain changes in the common share of the Company and certain issuances by the Company of common shares, options or convertible securities. The said warrants may be exercised at any time until March 2, 2017. A holder of such warrants does not, by virtue of holding the warrants, have any rights as a shareholder of the Company.

The Company issued additional warrants to the lenders in connection with the August 2014 liquidity backstop facility transaction (see "2014 Financings" in item 2 of this AIF ("General Development of the Business") with respect to this transaction). These warrants expire August 18, 2017 and entitle the holders to purchase a total of 13.3 million common shares of the Company at an exercise price of Cdn$0.236 per share. The warrants will be exercisable for cash, or by a cashless exercise, at the option of the holder.

The Company issued the following additional warrants to the investors in connection with the financing transactions closed in February 2016 (see "2016 Financing" in item 2 of this AIF ("General Development of the Business") with respect to these transactions): (a) the Company issued 10,000,000 warrants to the lenders under the term loan transaction (5,000,000 warrants each to RFWB and to Gramercy in proportion to their advance of the term loan), with each such warrant entitling the holder to purchase one common share of Banro at a price of US$0.2275 for a period of three years; and (b) under the private placement transaction, the Company issued 2,500,000 warrants to RFWB, with each such warrant entitling the holder to purchase one common share of Banro at a price of US$0.2275 for a period of three years.

5.4        Shareholder Rights Plan

Effective April 29, 2005, the Board adopted a Shareholder Rights Plan (the "Rights Plan"). The Rights Plan was implemented by way of a shareholder rights plan agreement (the "Rights Plan Agreement") dated as of April 29, 2005 between the Company and Equity Transfer Services Inc. (now named TMX Equity Transfer Services), as rights agent. The Rights Plan Agreement was approved by shareholders of the Company at the annual and special meeting of shareholders held on June 29, 2005. Shareholders of the Company, at the annual and special meeting of shareholders held on June 27, 2008, approved an extension to the term of the Rights Plan Agreement to the termination of the annual meeting of shareholders of the Company in the year 2011. Shareholders of the Company, at the annual and special meeting of shareholders held on June 29, 2011, approved an extension to the term of the Rights Plan Agreement to the termination of the annual meeting of shareholders of the Company in the year 2014. Shareholders of the Company, at the annual and special meeting of shareholders held on June 27, 2014, approved an extension to the term of the Rights Plan Agreement to the termination of the annual meeting of shareholders of the Company in the year 2017.

The objectives of the Rights Plan are to ensure, to the extent possible, that all shareholders of the Company are treated equally and fairly in connection with any take-over bid for the Company. The Rights Plan discourages discriminatory, coercive or unfair take-overs of the Company and gives the Company's Board time if, in the circumstances, the Board determines it is appropriate to take such time, to pursue alternatives to maximize shareholder value in the event an unsolicited take-over bid is made for all or a portion of the outstanding common shares of the Company (the "Common Shares").

The Rights Plan discourages coercive hostile take-over bids by creating the potential that any Common Shares which may be acquired or held by such a bidder will be significantly diluted. The potential for significant dilution to the holdings of such a bidder can occur as the Rights Plan provides that all holders of Common Shares who are not related to the bidder will be entitled to exercise rights ("Rights") issued to them under the Rights Plan and to acquire Common Shares at a substantial discount to prevailing market prices. The bidder or the persons related to the bidder will not be entitled to exercise any Rights under the Rights Plan. Accordingly, the Rights Plan will encourage potential bidders to make take-over bids by means of a "Permitted Bid" (as such term is defined in the Rights Plan Agreement) or to approach the Board to negotiate a mutually acceptable transaction. The Permitted Bid provisions of the Rights Plan are designed to ensure that in any take-over bid for outstanding Common Shares all shareholders are treated equally and are given adequate time to properly assess such take-over bid on a fully-informed basis.

The Board authorized the issuance of one Right in respect of each Common Share outstanding at the close of business on April 29, 2005 (the "Record Time"). In addition, the Board authorized the issuance of one Right in respect of each additional Common Share issued after the Record Time. The Rights trade with and are represented by the Company's Common Share certificates, including certificates issued prior to the Record Time. Until such time as the Rights separate from the Common Shares and become exercisable, Rights certificates will not be distributed to shareholders. At any time prior to the Rights becoming exercisable, the Board may waive the operation of the Rights Plan with respect to certain events before they occur. The issuance of the Rights is not dilutive until the Rights separate from the underlying Common Shares and become exercisable or until the exercise of the Rights.

A copy of the Rights Plan Agreement, together with the three amending agreements to the Rights Plan Agreement (which amending agreements related to the three extensions to the term of the Rights Plan Agreement), can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov. Reference is made to the Rights Plan Agreement, as amended, for additional information with respect to the Rights Plan.

5.5        Exchangeable Preferred Shares

In February 2014, the Company closed a US$40 million financing involving the issue of 40,000 exchangeable preferred shares (the "Exchangeable Preferred Shares") to investment funds managed by Gramercy Funds Management LLC by way of a non-brokered private placement (the "2014 Private Placement Financing"). The Exchangeable Preferred Shares were issued by two Banro subsidiaries (Namoya (Barbados) Limited and Twangiza (Barbados) Limited; 20,000 shares issued by each such subsidiary), pay an 8% cumulative preferential cash dividend, payable quarterly on May 31, August 31, November 30 and February 28/29, and will mature on June 1, 2017 (the "Maturity Date"). At the option of the holders and at any time before the Maturity Date, the holders will be entitled to exchange their Exchangeable Preferred Shares into 63,000,000 common shares of Banro at a strike price of US$0.5673 per common share. The Company does not have any rights to require the exchange of the Exchangeable

Preferred Shares into common shares of the Company. In the event that all of the Exchangeable Preferred Shares have not been exchanged for common shares of the Company by the Maturity Date, the holders of the Exchangeable Preferred Shares will have the right to receive an amount equal to US$1,000 per Exchangeable Preferred Share held by them at that time plus any accrued but unpaid dividends.

Under the terms of the Exchangeable Preferred Shares, the first four dividend payments on the Exchangeable Preferred Shares could be deferred by the issuer and accumulated at an annual rate of 10%. Three of the first four dividend payments were so deferred. As a result of the capitalization of dividends as per the said deferral, there are currently outstanding a total of 43,066.96 Exchangeable Preferred Shares.

ITEM 6: MARKET FOR SECURITIES

6.1        Common Shares

The Company's common shares are listed for trading on the Toronto Stock Exchange (the "TSX") and on the NYSE MKT LLC, in each case under the symbol "BAA". The Company's common shares commenced trading on the predecessor stock exchange to the NYSE MKT LLC on March 28, 2005 and commenced trading on the TSX on November 10, 2005. Prior to November 10, 2005, such shares traded on the TSX Venture Exchange.

The following table sets forth the high and low sale prices and volume of trading of the Company's common shares for the months indicated, as reported by the TSX.

Month	High	Low	Volume
	(Cdn$)	(Cdn$)	(#)
2015
December	0.29	0.21	2,930,561
November	0.26	0.225	4,385,107
October	0.295	0.22	5,132,640
September	0.26	0.205	4,147,248
August	0.325	0.225	12,455,447
July	0.43	0.25	10,279,117
June	0.47	0.34	10,135,332
May	0.47	0.275	15,967,341
April	0.31	0.24	8,571,859
March	0.325	0.185	16,218,890
February	0.295	0.17	9,052,418
January	0.21	0.15	21,313,653

The closing price of the common shares of the Company on March 21, 2016 was Cdn$0.375 per share, as reported by the TSX.

6.2        Series A Preference Shares

The Company's series A preference shares (the "Series A Shares") are listed for trading on the Canadian Securities Exchange (the "CSE") under the symbol "BAA.PR.A". Such shares commenced trading on the CSE on April 25, 2013. See item 5.1 of this AIF ("Authorized Share Capital") for information in respect of the financing transaction pursuant to which the Series A Shares were issued.

The following table sets forth the high and low sale prices and volume of trading of the Series A Shares for the months indicated, as reported by the CSE.

Month	High	Low	Volume
	(US$)	(US$)	(#)
2015
December	-	-	0
November	15.00	12.00	200
October	-	-	0
September	-	-	0
August	18.00	15.00	1,000
July	20.00	18.00	11,800
June	23.75	20.00	3,200
May	-	-	0
April	-	-	0
March	-	-	0
February	-	-	0
January	-	-	0

There has not yet been any trading in the Series A Shares on the CSE during 2016 as at March 21, 2016. The last price at which such shares traded on the CSE was US$12.00 per share on November 30, 2015.

ITEM 7: ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

To the knowledge of the Company, no securities of the Company are held in escrow or are subject to a contractual restriction on transfer.

ITEM 8: DIRECTORS AND OFFICERS

8.1        Name, Occupation and Security Holding

The following table sets forth, as of the date hereof, the name and municipality of residence of each director and executive officer of the Company, as well as such individual's current position(s) with the Company, principal occupation(s) during the past five years and period of service as a director (if applicable). Each director will hold office until the close of the next annual meeting of shareholders of the Company unless his office is earlier vacated in accordance with the by-law of the Company.

Name, Municipality of Residence and Current Position(s) with Banro	Principal Occupation(s) During the Past Five Years	Director Since

Richard W. Brissenden Toronto, Ontario, Canada Non-Executive Chairman of the Board and a director	Self-employed businessman; Executive Chairman of the Board of the Company from January 2015 to December 2015.	December 11, 2013

Name, Municipality of Residence and Current Position(s) with Banro	Principal Occupation(s) During the Past Five Years	Director Since

John A. Clarke (3) Cardiff, United Kingdom Chief Executive Officer, President and a director	Chief Executive Officer and President of the Company from March 2013 to present; self-employed businessman prior to March 2013.	February 3, 2004

Maurice J. Colson (1) (2) Toronto, Ontario, Canada Director

Self-employed business consultant (actively involved in providing strategic counsel and assistance with financing to emerging private and public companies in Canada and to Canadian companies operating in China, Africa, and South America).

June 28, 2013

Peter N. Cowley (2) (3) Surrey, United Kingdom Director

Retired gold mining company executive (after 45 years’ experience in the minerals industry). Currently provides consulting services to gold companies and acts as a non-executive director of Amara Mining plc and Cluff Natural Resources plc. Most recently he was Chief Executive Officer and President of Loncor Resources Inc. (a gold exploration company) from November 2009 to February 2015.

January 13, 2004

Mick C. Oliver (1) (2) (3) Director Datchet, United Kingdom

Managing Director of Natural Resources Global Capital Partners (an independent advisory business offering financial and technical advice to the global natural resource sector) from February 2015 to present; prior to this position he was Managing Director in the Global Mining Group at CIBC World Markets Inc. (an investment bank).

May 20, 2015

Derrick H. Weyrauch (1) Stouffville, Ontario, Canada Director

President, Weyrauch and Associates Inc. (a consulting company) from May 2010 to present; Chief Financial Officer of Jaguar Mining Inc. (a gold mining company) from April 2014 to February 2016; Chief Financial Officer of Temex Resources Corp. (a gold exploration company) from January 2014 to June 2014; Chief Financial Officer of Andina Minerals Inc. (gold development company) from November 2010 to January 2013.

December 11, 2013

Daniel K. Bansah East Legon, Accra, Ghana Head of Projects and Operations	Head of Projects and Operations for the Company from March 2013 to present; Vice President, Exploration of the Company prior to March 2013.	Not applicable

Name, Municipality of Residence and Current Position(s) with Banro	Principal Occupation(s) During the Past Five Years	Director Since

Geoffrey G. Farr Toronto, Ontario, Canada Vice President, General Counsel and Corporate Secretary

Vice President, General Counsel and Corporate Secretary of the Company; Corporate Secretary of each of Loncor Resources Inc. (a gold exploration company), Gentor Resources Inc. (a mineral exploration company) and Delrand Resources Limited (a mineral exploration company).

Not applicable

Kevin Jennings Oakville, Ontario, Canada Senior Vice President and Chief Financial Officer

Senior Vice President and Chief Financial Officer of the Company from September 2014 to present; Senior Vice President and Chief Financial Officer of SUNGold (a gold mining company) from April 2013 to September 2014; Senior Vice President and Chief Financial Officer of African Barrick Gold (a gold mining company) from August 2009 to April 2013.

Not applicable

Arnold T. Kondrat Toronto, Ontario, Canada Executive Vice President

Executive Vice President of the Company; Chief Executive Officer and President of Loncor Resources Inc. (a gold exploration company) from February 2015 to present and Executive Vice President of Loncor Resources Inc. prior to February 2015; President of Sterling Portfolio Securities Inc. (a private venture capital firm); Chief Executive Officer and President of Gentor Resources Inc. (a mineral exploration company) from February 2014 to present and Executive Vice President of Gentor Resources Inc. prior to February 2014; Chief Executive Officer of Delrand Resources Limited (a mineral exploration company) from May 2014 to present and consultant to Delrand Resources Limited from February 2008 to May 2014.

Not applicable

Donat K. Madilo Mississauga, Ontario, Canada Senior Vice President, Commercial and DRC Affairs

Senior Vice President, Commercial and DRC Affairs of the Company from September 2014 to present and Chief Financial Officer of the Company prior to September 2014; Chief Financial Officer of Loncor Resources Inc. (a gold exploration company); Treasurer of Delrand Resources Limited (a mineral exploration company); Chief Financial Officer of Gentor Resources Inc. (a mineral exploration company).

Not applicable

Désire Sangara Kinshasa, Democratic Republic of the Congo Vice President, Government Relations	Vice President, Government Relations of the Company.	Not applicable

______________________________

(1)	Member of the audit committee of the board of directors of the Company (the "Audit Committee").

(2)	Member of the compensation and nominating committee of the board of directors of the Company.

(3)	Member of the health, safety, environment and technical committee of the board of directors of the Company.

As of March 26, 2016, the directors and executive officers of the Company as a group beneficially own, or control or direct, directly or indirectly, 2,601,046 common shares of the Company, representing 0.86% of the issued and outstanding common shares of the Company.

8.2        Corporate Cease Trade Orders or Bankruptcies

No director or officer of Banro, or a shareholder holding a sufficient number of securities of Banro to affect materially the control of Banro, is, or within the 10 years before the date of this AIF has been, a director or officer of any company that, while that person was acting in that capacity,

(a)

was the subject of a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or officer ceased to be a director or officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(c)

or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, save as described below.

Mr. Richard W. Brissenden (a director of the Company) was, until April 2014, a director of Regal Consolidated Ventures Limited, which is currently subject to a cease trade order issued on June 12, 2001, by the British Columbia, Alberta and Ontario Securities Commissions, for failure to file audited financial statements for the year ended December 31, 2000 and interim financial statements for the three month period ended March 31, 2001.

In June 2013, Mr. Derrick H. Weyrauch (a director of the Company) was elected to the board of directors of Jaguar Mining Inc. ("Jaguar"). As part of a corporate turnaround and restructuring process, Jaguar declared insolvency and commenced a voluntary proceeding under the Companies’ Creditors Arrangement Act (Canada) (the "CCAA") on December 23, 2013 in the Ontario Superior Court of Justice. This proceeding was commenced to implement a debt restructuring and financing transaction ("CCAA Plan") that was negotiated prior to the commencement of the CCAA proceeding. On April 22, 2014, Jaguar implemented the CCAA Plan and emerged from court protection under the CCAA. On May 2, 2014, the shares of Jaguar began trading on the TSX Venture Exchange. Following the voluntary proceeding under the CCAA, the Toronto Stock Exchange advised that it is reviewing the common shares of Jaguar with respect to meeting the requirements for continued listing pursuant to the Expedited Review Process. The common shares were subsequently suspended from trading on the Toronto Stock Exchange. In 2013, NYSE Regulation reached a decision to delist Jaguar’s common shares in view of the fact that Jaguar’s common shares had fallen below the NYSE's continued listing standard for an average closing price of less than US$1.00 over a consecutive 30 trading day period. As a result, on June 3, 2013, NYSE

Regulations, Inc. ("NYSE Regulation") commenced proceedings to delist the common shares of Jaguar from the New York Stock Exchange ("NYSE") and trading in Jaguar’s common shares was suspended prior to the opening on Friday, June 7, 2013.

8.3        Personal Bankruptcies

No director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, or a personal holding company of any such persons has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer, shareholder or personal holding company.

8.4        Penalties or Sanctions

No director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, or a personal holding company of any such persons has

(a)

been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

8.5        Conflicts of Interest

To the best of the Company's knowledge, there are no existing or potential material conflicts of interest between the Company or a subsidiary of the Company and a director or officer of the Company or of a subsidiary of the Company.

ITEM 9: AUDIT COMMITTEE INFORMATION

The Audit Committee's Charter

The text of the Audit Committee's charter is attached to this AIF as Schedule "A".

Composition of the Audit Committee

The members of the Audit Committee are as follows: Maurice J. Colson, Mick C. Oliver and Derrick H. Weyrauch. Each such member is "independent" and "financially literate" within the meaning of National Instrument 52-110 - Audit Committees ("NI 52-110").

Relevant Education and Experience of Audit Committee Members

The following is a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member:

Maurice J. Colson
Mr. Colson has worked in the investment industry for more than 36 years and was for many years managing director for a major Canadian investment dealer in the United Kingdom. He is actively involved in providing strategic counsel and assistance with financing to emerging private and public companies in Canada and to Canadian companies operating in China, Africa and South America. He is a director, and a member of the audit committee, of several Toronto Stock Exchange and TSX Venture Exchange listed companies, and is the former President and Chief Executive Officer of the TSX Venture-listed company, Lithium One Resources. Mr. Colson holds a Masters of Business Administration degree from McGill University in Montreal.

Mick C. Oliver
Mr. Oliver has 38 years’ experience in the mining sector. From 1996 to 2014, he held senior positions with CIBC World Markets Inc., becoming in 2011 Managing Director (Head of Mining Team) in the global mining investment banking group. Prior to this, he worked for 10 years with HSBC covering natural resources, where, from 1990 to 1996, he was Partner, Corporate Finance. Mr. Oliver is currently Managing Director of Natural Resources Global Capital Partners, an independent advisory business offering financial and technical advice to the global natural resource sector. Mr. Oliver began his career as a mining engineer, with eight years of managerial experience in precious and base metals in Zambia and South Africa. He graduated from Nottingham University in 1976 with a joint mining/geology degree and from the University of the Witswatersrand, South Africa in 1985 with an MBA.

Derrick H. Weyrauch
Mr. Weyrauch is a Chartered Professional Accountant ("CPA") and a Chartered Accountant ("CA") with over 25 years of experience, and has held a number of CFO positions in publicly-listed mining companies. Previously, he served on the audit, health & safety committee and chaired two special committees for the board of directors of a TSX-listed gold mining company. Mr. Weyrauch earned his CA designation in 1990 while working at KMPG and he is a member of the Institute of Chartered Accountants of Ontario, the Institute of Corporate Directors and he holds a Bachelor of Arts degree in Economics.

Reliance on Certain Exemptions

At no time since the commencement of the year ended December 31, 2015 has the Company relied on an exemption in section 2.4 of NI 52-110 (De Minimis Non-audit Services), section 3.2 of NI 52-110 (Initial Public Offerings), section 3.3(2) of NI 52-110 (Controlled Companies), section 3.4 of NI 52-110 (Events Outside Control of Member), section 3.5 of NI 52-110 (Death, Disability or Resignation of Member) or section 3.6 of NI 52-110 (Temporary Exemption for Limited and Exceptional Circumstances), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110 (Exemptions) or on section 3.8 of NI 52-110 (Acquisition of Financial Literacy).

Audit Committee Oversight

At no time since the commencement of the Company's financial year ended December 31, 2015 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the board of directors of the Company.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies or procedures for the engagement of non-audit services.

External Auditors Service Fees

The following table summarizes the total fees of Deloitte LLP, the external auditors of the Company, billed for the financial years of the Company ended December 31, 2015 and December 31, 2014. All dollar amounts in the following table are expressed in Canadian dollars, and are exclusive of applicable taxes and a 7% administration fee.

	2015	2014
Audit Fees	$1,083,430	$860,306
Audit-Related Fees	Nil	$8,500 (1)
Tax Fees	$44,021	Nil
All Other Fees	$27,470 (3)	$115,000 (2)
__________________________________

(1)	The services comprising these fees related to work performed in relation to the 2013 COSO framework.

(2)	The services comprising these fees related to the compilation of a NI 43-101 technical report.

(3)	This represents the Canadian Public Accountability Board fees

In accordance with existing Audit Committee policy and the requirements of the Sarbanes-Oxley Act of 2002, all services to be provided Deloitte LLP are subject to pre-approval by the Audit Committee. This includes audit services, audit-related services, tax services and other services. In some cases, pre-approval is provided by the full Audit Committee for up to a year, and relates to a particular category or group of services and is subject to a specific budget. All of the fees listed above have been approved by the Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X in the U.S.

ITEM 10: PROMOTERS

No person or company has been, within the two most recently completed financial years or during the current financial year, a "promoter" (as such term is defined under applicable Canadian securities laws) of the Company or of a subsidiary of the Company.

ITEM 11: LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

The Company is not aware of any current or pending material legal proceeding to which it is or is likely to be a party or of which any of its properties are or are likely to be the subject.

Regulatory Actions

During the financial year ended December 31, 2015, (a) no penalties or sanctions were imposed against the Company by a court or regulatory body, and (b) no settlement agreements were entered into by the Company before a court relating to securities legislation or with a securities regulatory authority.

ITEM 12: INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described below or elsewhere in this AIF, no director or officer of the Company or person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding common shares of the Company, or any of their respective associates or affiliates, had or has any material interest, directly or indirectly, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

Based on public filings, the Company understands that affiliates of BlackRock, Inc. (collectively, "BlackRock") controlled or had investment discretion over, in the aggregate, at the relevant times indicated below more than 10% of the outstanding common shares of the Company. Based on public filings, the Company understands that BlackRock currently controls or has investment discretion over, in the aggregate, less than 10% of the outstanding common shares of the Company.

In April 2013, the Company closed a short form prospectus offering (the "2013 Offering") of common shares of the Company and series A preference shares of the Company, together with a concurrent private placement (the "2013 Concurrent Offering") of preferred shares ("Subco Shares") of Banro Group (Barbados) Limited (a subsidiary of the Company) and associated series B preference shares of the Company ("Series B Shares"). The 2013 Offering consisted of 50,218,634 common shares of the Company priced at Cdn$1.35 per share for gross aggregate proceeds of Cdn$67,795,156 and 116,000 series A preference shares of the Company priced at US$25.00 per share for gross aggregate proceeds of US$2,900,000. The 2013 Concurrent Offering consisted of 1,200,000 Subco Shares and 1,200,000 associated Series B Shares priced at US$25.00 per Subco Share and Series B Share for gross aggregate proceeds of US$30,000,000. The 2013 Offering was conducted by a syndicate of agents. See item 5 of this AIF above ("Description of Capital Structure") for additional information in respect of the 2013 Offering and 2013 Concurrent Offering. BlackRock World Mining Trust plc (an affiliate of BlackRock, Inc.) was the sole purchaser under the 2013 Concurrent Offering. The Company also understands that BlackRock purchased common shares under the 2013 Offering. Each of John A. Clarke (Chief Executive Officer and President and a director of the Company) and Arnold T. Kondrat (Executive Vice President of the Company) purchased 100,000 common shares of the Company issued under the 2013 Offering.

In April 2015, the Company closed the US$70 million balance of its previously announced financing (the "Financing"), such balance involving a US$20 million gold forward sale transaction relating to the Twangiza mine and a US$50 million gold streaming transaction relating to the Namoya mine (see "2015 Financing" in item 2 of this AIF ("General Development of the Business") with respect to these transactions). The Company entered into amending agreements made as of April 6, 2015 to amend the Company’s Note Indenture and related collateral trust agreement dated March 2, 2012 (collectively, the "Amendments") in order to secure the gold delivery obligations under the Financing transactions by way of a “Priority Lien” and a “Parity Lien”, respectively, within the meaning of the Note Indenture. The Company understands that BlackRock controls certain 10% senior secured notes due 2017 outstanding under the Note Indenture. The Amendments, as they related to the said notes controlled by BlackRock, may be considered a related party transaction. BlackRock was not a party to the Financing.

ITEM 13: TRANSFER AGENTS AND REGISTRAR

The main transfer agent and registrar for the Company's common shares is TMX Equity Transfer Services at its offices in Toronto, Ontario, Canada. Computershare is co-transfer agent for the Company's common shares in the U.S.

TMX Equity Transfer Services at its offices in Toronto, Ontario, Canada is the trustee in respect of the Company's Notes, the warrant agent in respect of the warrants issued as part of the 2012 Debt Financing and the transfer agent and registrar in respect of the Company’s series A preference shares.

ITEM 14: MATERIAL CONTRACTS

There are no contracts that are material to Banro entered into by Banro within the most recently completed fiscal year, or before the most recently completed fiscal year but after January 1, 2002 which are still in effect, other than material contracts entered into in the ordinary course of business that are not required to be filed under National Instrument 51-102 Continuous Disclosure Obligations and the contracts set forth below:

1.

the Rights Plan Agreement, as amended by shareholder rights plan amendment agreements dated as of June 27, 2008, June 29, 2011 and June 27, 2014 (see item 5.4 of this AIF ("Shareholder Rights Plan") for additional information in respect of the Rights Plan Agreement);

2.

a note indenture (the "Note Indenture") dated March 2, 2012, as supplemented, between Banro, each of the DRC and Barbados subsidiaries of Banro and Equity Financial Trust Company as trustee, which provided for the issue of the 2012 Notes (see item 5.2 of this AIF ("2012 Notes") for additional information in respect of the 2012 Notes and the 2012 Debt Financing pursuant to which the 2012 Notes were issued), as amended by a first amending agreement to indenture dated as of April 6, 2015 and by a second amending agreement to indenture dated as of February 16, 2016;

3.

a warrant indenture dated March 2, 2012 between Banro and Equity Financial Trust Company as warrant agent, which provided for the issue of 8,400,000 warrants (see item 5.2 of this AIF ("2012 Notes") and item 5.3 of this AIF ("Warrants") for additional information in respect of these warrants and the 2012 Debt Financing pursuant to which such warrants were issued);

4.

a collateral trust agreement (the "Trust Agreement") dated March 2, 2012 between Banro, each of the DRC and Barbados subsidiaries of Banro and Equity Financial Trust Company, pursuant to which Equity Financial Trust Company serves as the collateral agent thereunder for the benefit of Priority Lien Secured Parties and Parity Lien Secured Parties (each as defined in the Trust Agreement) including the holders of the 2012 Notes, as amended by a first amending agreement to collateral trust agreement dated as April 6, 2015 and by a second amending agreement to collateral trust agreement dated as February 16, 2016. The collateral agent holds, and is entitled to enforce, all liens on the collateral created by the collateral documents executed by Banro and its DRC and Barbados subsidiaries for the benefit of the Priority Lien Secured Parties and Parity Lien Secured Parties in order to secure Banro’s obligations under the Indenture Documents (as defined in the Trust Agreement) including the Note Indenture;

5.

an amended and restated security agreement dated January 21, 2013, made by Banro in favour of Equity Financial Trust Company as collateral agent, pursuant to which Banro, as general and continuing collateral security for the performance of its obligations under the Indenture Documents including the Note Indenture, granted a security interest in all of its present and after- acquired real and personal property to Equity Financial Trust Company as collateral agent for the benefit of the Priority Lien Secured Parties and Parity Lien Secured Parties including the holders of the 2012 Notes;

6.

a share purchase agreement dated April 12, 2013 among Banro, Banro Group (Barbados) Limited, BlackRock World Mining Trust plc and GMP Securities L.P., which provided for the issuance of the Subco Shares and Series B Shares pursuant to the 2013 Concurrent Offering (see item 5.1 of this AIF ("Authorized Share Capital") for additional information in respect of the 2013 Concurrent Offering);

7.

an exchange and support agreement dated April 25, 2013 entered into among Banro, Banro Group (Barbados) Limited ("Subco") and BlackRock World Mining Trust plc pursuant to the terms of the 2013 Concurrent Offering (see item 5.1 of this AIF ("Authorized Share Capital") for additional information in respect of the 2013 Concurrent Offering). Pursuant to this agreement, (a) Banro has granted to each holder of Subco Shares the right to exchange with Banro all or any part of such holder’s Subco Shares on the basis of one Series A Share for one Subco Share and one Series B Share, (b) Banro has agreed that Banro shall not declare or pay any dividends on the Series A Shares unless Subco simultaneously declares or pay dividends (as applicable) on the Subco Shares in the same amount, in the same currency, and using the same record date and same payment date, (c) Banro has agreed to make certain other covenants in favour of the holders of Subco Shares to provide for the economic equivalency of one Series A Share with the one Subco Share;

8.

a securities purchase agreement dated February 28, 2014 among Namoya (Barbados) Limited, Twangiza (Barbados) Limited, Banro and the investors listed on the Schedule of Buyers attached to the said agreement, which provided for the issuance of the Exchangeable Preferred Shares pursuant to the 2014 Private Placement Financing (see item 5.5 of this AIF ("Exchangeable Preferred Shares") for additional information in respect of the 2014 Private Placement Financing);

9.

a securities purchase agreement dated August 18, 2014, as amended, among Banro and the investors listed on the Schedule of Buyers attached to the said agreement, which provided for the private placement of the 2014 Notes and 2014 Warrants (see item 2 of this AIF ("General Development of the Business") under the heading "2014 Financings" for additional information in respect of this transaction);

10.

a gold purchase and sale agreement dated February 27, 2015 between Banro, Twangiza Mining S.A. and Twangiza GFSA Holdings, which provided for the first US$20 million Twangiza gold forward sale transaction (see item 2 of this AIF ("General Development of the Business") under the heading "2015 Financing" for additional information in respect of this transaction), as amended by a first amendment agreement dated as of April 30, 2015;

11.

a second gold purchase and sale agreement (tranche 2) (the "Second Tranche Agreement") dated February 27, 2015 between Banro, Twangiza Mining S.A. and Twangiza GFSA Holdings, which provided for the second US$20 million Twangiza gold forward sale transaction (see item 2 of this AIF ("General Development of the Business") under the heading "2015 Financing" for additional information in respect of this transaction), as amended by a first amendment agreement dated as of April 30, 2015;

12.

a gold purchase and sale agreement dated February 27, 2015 between Banro, Namoya Mining S.A. and Namoya GSA Holdings, which provided for the Namoya gold streaming transaction (see item 2 of this AIF ("General Development of the Business") under the heading "2015 Financing" for additional information in respect of this transaction); as amended by a first amendment agreement dated as of April 30, 2015;

13.

a gold purchase and sale agreement dated December 31, 2015 between Banro, Twangiza Mining S.A. and RFWB, which provided for the Twangiza gold streaming transaction (see item 2 of this AIF ("General Development of the Business") under the heading "2016 Financing" for additional information in respect of this transaction), as amended by a first amendment agreement dated as of February 15, 2016;

14.

a subscription agreement dated December 31, 2015 between Banro and RFWB, which provided for the US$8.75 million equity private placement transaction summarized in item 2 of this AIF ("General Development of the Business") under the heading "2016 Financing", as amended by a first amendment agreement dated as of February 15, 2016;

15.

a term loan facility agreement dated December 31, 2015 among Namoya Mining S.A., RFWB, Gramercy Funds Management LLC solely on behalf of the lenders set out on Schedule A thereto, Banro, Twangiza Mining S.A., Lugushwa Mining S.A., Kamituga Mining S.A. and Banro Congo Mining S.A., which provided for the US$22.5 million term loan transaction summarized in item 2 of this AIF ("General Development of the Business") under the heading "2016 Financing", as amended by a first amendment agreement dated as of February 15, 2016; and

16.

an amended and restated gold purchase and sale agreement (tranche 2/3) dated September 17, 2015 between Banro, Twangiza Mining S.A. and Twangiza GFSA Holdings (as amended by a first amendment agreement dated January 28, 2016), which amended and restated the Second Tranche Agreement and provided for two additional Twangiza gold forward sale transactions.

A copy of each of the above agreements has been filed on, and can be obtained from, SEDAR at www.sedar.com and EDGAR at www.sec.gov.

ITEM 15: INTERESTS OF EXPERTS

15.1      Names of Experts

(a)

Deloitte LLP, Independent Registered Public Accounting Firm, who provide the report of independent registered public accounting firm accompanying the Company's annual consolidated financial statements in respect of fiscal 2015 and fiscal 2014. Deloitte LLP is independent in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

(b)	Martin Pittuck, who is the applicable "qualified person" (as such term is defined in NI 43-101) with respect to the Twangiza Technical Report.

(c)	Martin Pittuck and A. Gareth O'Donovan, who were the "qualified persons" (as such term is defined in NI 43-101) for the purpose of the SRK Technical Report.

15.2      Interests of Experts

To the knowledge of the Company, none of the individuals referred to in paragraphs (b) and (c) of item 15.1 above beneficially owns, directly or indirectly, or exercises control or direction over, 1% or more of the outstanding common shares of the Company.

ITEM 16: ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, is contained in the Company's information circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in the Company's audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2015.

Schedule "A"

Banro Corporation

Audit Committee Charter
Audit Committee of the Board of Directors of Banro Corporation

May 13, 2015

Mandate

A.	Role and Objectives

The Audit Committee (the "Committee") is a committee of the Board of Directors (the "Board") of Banro Corporation ("Banro") established for the purpose of overseeing the accounting and financial reporting process of Banro and external audits of the consolidated financial statements of Banro. In connection therewith, the Committee assists the Board in fulfilling its oversight responsibilities in relation to Banro's internal accounting standards and practices, financial information, accounting systems and procedures, financial reporting and statements and the nature and scope of the annual external audit. The Committee also recommends for Board approval Banro’s audited annual consolidated financial statements and other mandatory financial disclosure.

Banro’s external auditor is accountable to the Board and the Committee as representatives of shareholders of Banro. The Committee shall be directly responsible for overseeing the relationship of the external auditor. The Committee shall have such access to the external auditor as it considers necessary or desirable in order to perform its duties and responsibilities. The external auditor shall report directly to the Committee.

The objectives of the Committee are as follows:

	1.	to be satisfied with the credibility and integrity of financial reports and financial statement audits;

2.

to support the Board in meeting its oversight responsibilities in respect of Banro’s system of disclosure controls and procedures, internal control over financial reporting, including the consolidated financial statements of Banro and compliance with ethical standards adopted by Banro;

	3.	to facilitate communication between the Board and the external auditor and to receive all reports of the external auditor directly from the external auditor;

	4.	to be satisfied with the external auditor's qualifications, independence and objectivity;

	5.	to strengthen the role of independent directors by facilitating in-depth discussions between members of the Committee, management and Banro’s external auditor; and

6.	overseeing the performance of Banro’s independent auditor and internal audit function.

B.	Composition

1.

The Committee shall comprise at least three (3) directors, none of whom shall be an officer or employee of Banro or any of its subsidiaries or any affiliate thereof. Each Committee member shall satisfy the independence, financial literacy and experience requirements of applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular, each member of the Committee shall have no direct or indirect material relationship with Banro or any affiliate thereof which could reasonably interfere with the exercise of the member's independent judgment. Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board.

2.

Members of the Committee shall be appointed by the Board. Each member shall serve until his successor is appointed, unless he shall resign or be removed by the Board or he shall otherwise cease to be a director of Banro.

3.

The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership. The Committee Chair shall satisfy the independence, financial literacy and experience requirements (as described above).

4.

The Committee shall have access to such officers and employees of Banro and to such information respecting Banro as it considers to be necessary or advisable in order to perform its duties and responsibilities.

C.	Meetings

	1.	At all meetings of the Committee, every question shall be decided by a majority of the votes cast. In case of an equality of votes, the matter will be referred to the Board for decision.

	2.	A quorum for meetings of the Committee shall be a majority of its members.

3.

Meetings of the Committee shall be scheduled at least quarterly and at such other times during each year as it deems appropriate. Minutes of all meetings of the Committee shall be taken. The Chief Financial Officer shall attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Committee Chair. The Chair of the Committee shall hold in camera sessions of the Committee, without management present, at every meeting.

	4.	The Committee shall report the results of meetings and reviews undertaken and any associated recommendations to the Board.

5.

The Committee shall meet periodically with Banro’s external auditor (in connection with the preparation of the annual consolidated financial statements and otherwise as the Committee may determine), part or all of each such meeting to be in the absence of management.

Responsibilities

As discussed above, the Committee is established to assist the Board in fulfilling its oversight responsibilities with respect to the accounting and financial reporting processes of Banro and external audits of Banro’s consolidated financial statements. In that regard, the Committee shall:

1.	review this charter at least annually and recommend to the Board any necessary amendments;

2.

satisfy itself on behalf of the Board with respect to Banro's internal control systems including identifying, monitoring and mitigating business risks as well as compliance with legal, ethical and regulatory requirements. The Committee shall also review with management, the external auditor and, if necessary, legal counsel, any litigation, claim or other contingency (including tax assessments) that could have a material effect on the financial position or operating results of Banro (on a consolidated basis), and the manner in which these matters may be, or have been, disclosed in the financial statements;

3.

review with management and the external auditor the annual consolidated financial statements of Banro, the reports of the external auditor thereon and related financial reporting, including Management's Discussion and Analysis and any earnings press releases, (collectively, "Annual Financial Disclosure") prior to their submission to the Board for approval and other relevant reports or other financial information submitted by Banro to any governmental body or the public, including management certifications as required by the Sarbanes – Oxley Act of 2002, National Instrument 52-109 and relevant reports rendered by the independent auditor (or summaries thereof). This process should include, but not be limited to:

	(a)	reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future year's financial statements;

	(b)	reviewing significant accruals, reserves or other estimates;

	(c)	reviewing accounting treatment of unusual or non-recurring transactions;

	(d)	reviewing adequacy of reclamation provision;

	(e)	reviewing disclosure requirements for commitments and contingencies;

	(f)	reviewing financial statements and all items raised by the external auditor whether or not included in the financial statements; and

	(g)	reviewing unresolved differences between Banro and the external auditor.

Following such review, the Committee shall recommend to the Board for approval all Annual Financial Disclosure;

4.

review with management all interim consolidated financial statements of Banro and related financial reporting, including Management's Discussion and Analysis and any earnings press releases, (collectively "Quarterly Financial Disclosure") and, if thought fit, approve all Quarterly Financial Disclosure;

5.

be satisfied that adequate procedures are in place for the review of Banro’s public disclosure of financial information extracted or derived from Banro’s financial statements, other than Annual Financial Disclosure or Quarterly Financial Disclosure, and shall periodically assess the adequacy of those procedures;

6.

review with management and recommend to the Board for approval, any financial statements of Banro which have not previously been approved by the Board and which are to be included in a prospectus of Banro;

7.	review with management and recommend to the Board for approval, Banro’s Annual Information Form;

8.	with respect to the external auditor:

(a) receive all reports of the external auditor directly from the external auditor;

(b) discuss with the external auditor:

(i)	critical accounting policies;
(ii)	alternative treatments of financial information within GAAP discussed with management (including the ramifications thereof and the treatment preferred by the external auditor); and
(iii)	other material, written communication between management and the external auditor;

(c)

consider and make a recommendation to the Board as to the appointment or re-appointment of the external auditor, being satisfied that such auditor is a participant in good standing pursuant to applicable securities laws;

(d)

review the terms of engagement of the external auditor, including the appropriateness and reasonableness of the auditor's fees and make a recommendation to the Board as to the compensation of the external auditor;

(e)

when there is to be a replacement of the external auditor, review with management the reasons for such replacement and the information to be included in any required notice to securities regulators and recommend to the Board for approval the replacement of the external auditor along with the content of any such notice;

(f)	oversee the work of the external auditor in performing its audit or review services and oversee the resolution of any disagreements between management and the external auditor;

(g)

review and discuss with the external auditor all significant relationships that the external auditor and its affiliates have with Banro and its affiliates in order to determine the external auditor's independence, including, without limitation:

(i)

requesting, receiving and reviewing, on a periodic basis, written or oral information from the external auditor delineating all relationships that may reasonably be thought to bear on the independence of the external auditor with respect to Banro;

	(ii)	discussing with the external auditor any disclosed relationships or services that the external auditor believes may affect the objectivity and independence of the external auditor; and

	(iii)	recommending that the Board take appropriate action in response to the external auditor's information to satisfy itself of the external auditor's independence;

(h)	as may be required by applicable securities laws, rules and guidelines, either:

(i)

pre-approve all non-audit services to be provided by the external auditor to Banro (and its subsidiaries, if any), or, in the case of de minimus non-audit services, approve such non-audit services prior to the completion of the audit; or

	(ii)	adopt specific policies and procedures for the engagement of the external auditor for the purposes of the provision of non-audit services;

(i)	review and approve the hiring policies of Banro regarding partners, employees and former partners and employees of the present and former external auditor of Banro;

9.	(a)	establish procedures for:

(i)	the receipt, retention and treatment of complaints received by Banro regarding accounting, internal accounting controls or auditing matters; and

(ii)	the confidential, anonymous submission by employees of Banro of concerns regarding questionable accounting or auditing matters; and

(b)

review with the external auditor its assessment of the internal controls of Banro, its written reports containing recommendations for improvement, and Banro's response and follow-up to any identified weaknesses;

10.

with respect to risk management, be satisfied that Banro has implemented appropriate systems of internal control over financial reporting (and review senior management's assessment thereof) to ensure compliance with any applicable legal and regulatory requirements;

11.	review annually with management and Banro’s insurance agent and report to the Board on insurable risks and insurance coverage;

12.	engage independent counsel and other advisors as it determines necessary to carry out its duties and set and pay the compensation for any such advisors;

13.	review the regular internal reports to management (or summaries thereof) prepared by the internal audit function, as well as management response;

14.	annually review and recommend changes (if any) to the internal audit charter;

15.	periodically review with the Chief Financial Officer the internal audit function’s responsibility, budget, and staffing;

16.	review the independent auditor’s report on Banro’s assessment of internal control over financial reporting;

17.	oversee, review, and periodically update Banro’s code of business conduct and ethics and Banro’s system to monitor compliance with and enforce this code;

18.	consider the risk of management’s ability to override Banro’s internal controls; and

19.	review with the independent auditor, the internal audit function, and management, the extent to which changes or improvements in financial or accounting practices have been implemented.